PREFORMED LINE PRODUCTS

The connection you can count on.

ANNUAL REPORT



COMMUNICATIONS
ENERGY
SPECIAL INDUSTRIES
SOLAR

PREFORMED LINE PRODUCTS
The connection you can count on.




COMMUNICATIONS
ENERGY
SPECIAL INDUSTRIES

Preformed Line Products Company (PLP), headquartered in Cleveland, Ohio, is a designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for **energy and communications companies.** Serving several specialized markets including solar energy, tower/antenna and metal buildings, PLP operates four domestic manufacturing centers and serves the worldwide market through international operations in 10 different countries.

Our mission is to achieve **profitable growth** through leadership in the **innovative development,** manufacture and marketing of **superior** products and services.

FINANCIAL POSITION

Sales of $254.6 million in 2007 were the highest in our history. This represented a 17% increase over the prior year. Net income reached levels not attained since the boom years of the late 1990s. The balance sheet remains impressive with a cash balance of $23 million and only $9 million of bank debt on assets exceeding $200 million.

FINANCIAL HIGHLIGHTS

In thousands of dollars, except per share data	2007	2006
Net sales	$ 254,607	$ 216,937
Income before income taxes and minority interests	21,969	17,641
Net income	14,159	12,103
Net income per-share-basic	2.64	2.16
Net income per-share-diluted	2.61	2.14
Shareholders' equity	149,721	131,148
Shareholders' equity per share	27.64	24.47


CONSOLIDATED NET SALES
$254,607
$216,937
$205,804
$183,112
$153,333
2007
2006
2005
2004
2003


CONSOLIDATED NET INCOME
$14,159
$12,103
$12,030
$13,094
$4,396
2007
2006
2005
2004
2003





Once again I am both pleased and proud to share this year's Annual Report with you and to provide you with a brief overview of the Company's performance in 2007. You may notice that both my letter and the accompanying narrative are somewhat shorter than they have been in the past. The fact of the matter is that as a publicly traded company we are required to bare our soul to you the shareholder, as well as our competition, through the accompanying Proxy Statement and 10-K, so we are attempting to limit redundancy in this section.

PLP celebrated its 60th year in business this past year and we were joined in that celebration by a 40th anniversary in Brazil, a 50th at PLP – GB and a 60th anniversary for the newest member of the team, PLP – Belos. Fittingly, we celebrated with record sales figures as a Corporation and in eight of our subsidiaries.

Worldwide sales were up 17% over 2006, with a 17% increase in sales of our international subsidiaries and, validating the optimism expressed last year at this time, a 17% increase in domestic sales. This increase in domestic sales, coupled with ever increasing operating efficiencies, helped support a profit growth of 17% over 2006.

We completed two major acquisitions in 2007 and while they are two entirely different organizations, they have been integrated nearly seamlessly with the overall operation and have been solid contributors from day one.

Belos in Bielsko-Biala, Poland brings added strength to our transmission initiative and will allow us to capitalize on previous efforts which led to a 40% sales growth in 2007, compounding the impressive growth achieved in this area in 2006. Belos is but one example of how we are making very good use of the time being provided to us as implementation







of The Energy Policy Act of 2005 drags on. However, our increasing capability and expertise in transmission hardware is serving us well in many locations throughout the world, in keeping with our devotion to international teamwork and collaboration across all our subsidiaries.

Direct Power and Water (DPW) in Albuquerque, New Mexico is the cornerstone of our movement into the alternative energy market. As a designer, manufacturer and integrator of both grid-tied and stand alone solar energy systems, DPW further enhances our commitment to the energy industry as a provider of systems and hardware for the transmission and distribution of electrical energy. To answer an often asked question, no, DPW does not produce solar panels. But keep in mind that we've done quite nicely in the energy industry for over sixty years without manufacturing conductors or building generating plants!

In reviewing my letter to you from last year, I noticed many similarities between 2007 and the early part of 2008. I alluded to the slow uptake on the much needed transmission rebuild earlier. In communications, much like last year, we continue to position ourselves in anticipation of further deployment of fiber-to-the-home (FTTH). The FTTH programs have been marked by fits and starts all along and the current housing retrenchment will likely delay some major programs, yet again. As in transmission, we are making good use of the time available to further strengthen our product lines in this area through both refinements and additions.

While all other segments of our company continue to perform solidly as we begin 2008, my crystal ball remains hazy for the remainder of the year; as I am sure it does for many. What I do know beyond a shadow of a doubt, is that as our worldwide team approaches 2,000 people collaborating, cooperating and thereby allowing us to compete as never before, despite over-zealous regulation, this company has a very bright future in front of it.

On behalf of our talented, hardworking, enthusiastic team, we thank you for your ongoing support and interest in your Company.

Robert G. Ruhlman
Chairman and Chief Executive Officer

2007 was a year of strong growth in the Energy market with sales increasing 19% over last year. In the United States (U.S.), growth was spread over all three market segments (transmission, distribution and utility fiber optics), with each achieving double digit increases.

PLP's Energy business serves all segments of the market including investor-owned utility companies, rural electric cooperatives and municipal power systems. The strength of the global economy and resulting demand for electricity allowed our power utility customers to fully fund their budgets for new line construction as well as maintenance and repair of existing lines.

The steep decline in new U.S. housing, beginning in the second half of the year, did not immediately impact demand for our products as we typically lag such slowdowns. PLP anticipates that the effects of this slowdown will translate into reduced demand for distribution voltage products in 2008.

Other contributing factors to growth in 2007 included exciting new opportunities in renewable energy sources like wind and solar along with continued implementation of "smart grid" technologies, which require PLP's fiber optic products. PLP realized significant increases in sales of repair and restoration products as the central part of the U.S. was hit by severe winter storms at both the beginning and end of the year.



Transmission

It was a very active year in transmission as this segment led the way with a 40% increase over last year. It appears that the long deferred boom in transmission network investment may be upon us with growing capacity constraints and improving economics finally overcoming the risks involved in upgrading existing lines and building new ones.

As mentioned previously, the increased interest in renewable energy has indirectly contributed to intensified demand for PLP transmission products. Many countries are mandating that utility companies supply a specified minimum percentage of their total generated output from renewable energy sources such as wind, geothermal and solar. These installations are often located in remote areas far from existing power lines, thereby requiring the construction of new transmission lines to deliver the power to the grid.

PLP's newest products continue to gain market acceptance and contribute significantly to sales. Products such as the CUSHION-GRIP™ Spacers and Spacer Dampers, VORTX™ Vibration Dampers and THERMOLIGN® High Temperature Hardware were brought to the market just as demand for such products accelerated.

Future products will allow PLP to address a wider variety of customer needs. Products currently in the development pipeline will further expand PLP's transmission hardware line in 2008. The synergies between these new products and existing products will complete PLP's package of end-to-end transmission hardware solutions.

Transmission sales are expected to be strong again in 2008. A significant number of projects have already been identified and included in customers' budgets. In addition, PLP continues to track a large number of projects that are still in the design and planning stages.

To further enhance the Company's presence in the global transmission market, PLP acquired 83.7% of the shares of Belos S.A. in Bielsko-Biala, Poland in September. For sixty years, Belos has been the most significant supplier of transmission fittings to the Polish electricity market and is one of the largest such companies in central Europe. Belos, now named Belos-PLP S.A., has capabilities for heavy stamping, steel forging, aluminum casting, galvanizing and machining. Belos will form the center of PLP's European Transmission business that will extend into Africa and the Middle East.

The future looks promising for transmission for the next several years. PLP is well positioned to seize these opportunities as the rebuilding and expansion of the transmission grid continues to accelerate.

Distribution

Sales of distribution products, although flat globally, increased by almost 14% in the U.S. in 2007. A significant portion of this increase was driven by sales of restoration and repair products resulting from the unusually severe winter storm season in the central part of the U.S. The strength of the general economy and healthy business climate experienced for most of the year also contributed to a steady demand for these products. Distribution products are heavily weighted toward maintenance and repair and a healthy economy allows customers to fully fund their normal maintenance budgets.

The crisis in the U.S. real estate and credit markets that began to unfold in 2007 does raise a cause for concern. The impact of a collapse in new residential construction would be felt most directly by PLP in the distribution market segment. Experience has demonstrated that the negative effect on demand for PLP products typically lags the economy in general. However, while it is expected that PLP will experience negative pressure on sales growth in 2008 in the U.S. distribution market, other global markets will be unaffected.

In the middle of 2007, PLP began delivering spacer cable hardware and polymer insulators to cable partner, Southwire Company, as they initiated market introduction of their spacer cable system. In October, PLP rolled out its own polymer insulator line for applications outside of spacer cable. This new product line represents new distribution business for PLP and made a meaningful contribution to sales increases for the year. PLP anticipates that efforts to secure standards approvals and market acceptance of these new products will generate additional sales in 2008.

Fiber Optic Hardware

Sales in this product segment continue to grow, finishing 2007 with a 2% increase over 2006. PLP was a leader in developing innovative products for utility fiber cable applications during the early years of overhead fiber optic cable development and remains so today. As the market for these products has expanded, PLP continued to lead the way with customer specific solutions. This willingness and ability to partner with customers to meet their individual needs has continued to set PLP apart from its competitors.

A portion of the current growth in fiber hardware products has come from the municipal utility market. Municipalities around the U.S. built their own fiber-based systems to deliver a variety of services to their citizens. These include such services as high-speed internet access, broadband entertainment and improved electrical service and reliability through deployment of smart grid technologies. PLP expects this growth to continue as additional municipal systems embrace this initiative.

The market development for Broadband Over Power Lines (BPL) as a component of smart grid deployment has been slow. However as this technology matures, it has the potential to drive demand for our fiber optic hardware.

PLP's close working relationships with the major overhead fiber optic cable manufacturers continues to drive growth. PLP hardware products are packaged with the fiber optic cable and delivered by the cable company as a complete solution for a customer's needs. Working with these partners has provided PLP with access to international projects particularly in the Middle East, Central and South America and Asia. These developing markets represent significant future potential for fiber optic hardware sales.



COMMUNICATIONS

The continued evolution of next generation networks has provided opportunities for growth in PLP's COYOTE® Fiber Optic product lines. As businesses and consumers worldwide continue to increase demand for broadband voice, data and video services, global service providers like Verizon and AT&T as well as independent telcos and municipalities in the U.S. continue to build out networks that reach ever closer to the end-user. In the industry, it is most often referred to as FTTH or FTTx depending on the architecture. Improvements to network technology provided growth of 15% in 2007 with PLP's comprehensive line of fiber optic devices. Spending on the copper infrastructure remained flat and provided no growth from the previous year.

Competitive pressure to win and retain customers between the telecommunication providers, CATV operators and other service providers has led to industry consolidation throughout the last decade. This consolidation results in larger customers with increased buying power and larger competitors. Consolidation continued in 2007 as AT&T completed its acquisition of Bell South Telephone. As expected, price competitive bids and serious product rationalization programs are being considered and implemented by AT&T.

PLP's goals have been to remain flexible and responsive to the needs of its customers. Product innovation, through platform design approaches, has been well received. Investments several years ago in the COYOTE Dome, In-Line RUNT and AXCESS Solutions™ product lines have continued to fuel growth and provided our customers with innovative and cost effective installation methods for FTTx deployment. Furthermore, continued emphasis on market share opportunities and initiatives to drive these sales is essential. With PLP's capacity to provide domestic products, at a competitive price, gaining and maintaining market share continues to be a very important key to success. PLP's comprehensive distributor marketing efforts and extensive field service support make it a worldwide leader in this area.

As PLP continues to expand its product portfolio, it is increasing investment in resource deployment across all global regions. With the continued pressure to compete, PLP believes that its global business model can drive company-wide innovation, while defining methods to contain cost in order to maintain profit and provide operating efficiencies.



SPECIAL INDUSTRIES

PLP's traditional product technologies are at work in a variety of diverse industries including tower and antenna, metal buildings, arborist, agriculture and marine. Each industry continues to have its own special requirements and unique applications for PLP's product concepts. Although industry growth in the key markets has peaked in past years, strengthening customer relationships and recent new product introductions have helped fuel sales growth in this segment.

In 2007, PLP continued to focus on new applications for traditional products and released the BRACE-GRIP® Dead-end for metal building rod cross bracing applications. A unique cable termination and a trellis support wrap were also introduced for the tree care industry.

In 2008 and beyond, PLP will continue to focus on driving growth by expanding both customer relationships and product line offerings.



PLP has focused on expanding its communications business by reaching out to new markets and addressing emerging network applications. Opportunities with a Broadband Over Power Line project continued to support PLP's existing COYOTE Fiber Optics brand while leading to the development of a few new products to support the application. Additionally, emphasis on CATV, military, municipalities and data communications marketing has continued to drive diversification in this product line.

With a very strong brand, PLP looks forward to 2008 and beyond with the introduction of several new products to support last mile applications as the service providers continued to drive enhanced broadband services.

The planned introduction of the COYOTE Dome High Capacity Closure will round out PLP's line of dome style fiber optic closures in 2008. It will provide solutions for multiple splicing applications and feature an extensive capacity exceeding 864 fibers. In addition, it will offer the flexibility of providing multiple drop-off points through the use of patented, segmented endplate technology. We expect this versatile product to support many of the needs of a wide array of service providers in the communications market including: telco, CATV, municipalities, transportation and long distance carriers.

At the end of the network where fiber counts get smaller, PLP has addressed an ongoing maintenance need for a quick, easy-to-use, full restoration splice closure. PLP intends to introduce the COYOTE Drop/Repair Closure in 2008.

Lastly, in an effort to address the unique challenges of connecting fiber optic networks to multi-dwelling unit buildings, PLP will introduce the COYOTE MPC, Multi-Purpose Closure. The COYOTE MPC Closure was designed from the ground up to provide flexibility for storing and routing fiber drop cable at apartments and other multiple-dwelling applications. Beyond fiber, this device will provide a means for converting to coaxial cable when splitting the video signal to multiple rooms within the dwelling.

PLP expects the industry to continue its push toward next generation networks in the coming years. PLP's communications product offering supports various connectivity solutions as PLP stands ready to serve both the public and enterprise customers. The reliability of our COYOTE Fiber Optics product line will continue to provide value for service providers deploying advanced fiber optic networks worldwide.

DATA COMMUNICATIONS

In 2007, PLP's subsidiary SMP Data Communications (SMP) continued its technology leadership role in the development of interconnection devices for the high-speed data network environment. SMP's products continue to fill multiple applications in the residential and commercial marketplaces. An important patent was issued for a new secure enterprise network outlet in 2007 with additional patents pending on a new green residential network outlet.

SMP achieved positive overall growth in sales and profit in 2007, even with the downturn in the U.S. residential market. Initiatives for increasing international sales succeeded well beyond expectations, as International sales almost doubled the level of sales in 2006. The deployment of innovative copper and fiber products for emerging markets such as data centers and wind farms continued to drive substantial growth in 2007.

SMP launched its Custom Design Engineering Group strategy in 2007. This effort resulted in the successful design and sale of specialty SMP product to support a new product launch from a market leading network company and several other manufacturers.

SMP is positioned to remain a market leader in the structured cable industry in 2008 and beyond. Its patented products for emerging 10-gigabit per second technologies along with its increasing focus on international markets and deployment of lean manufacturing principals will continue to drive growth in the future.



After several years of researching areas that would provide significant growth opportunities outside their core markets, PLP entered the renewable energy market with the acquisition of DPW in April of 2007.

Located in Albuquerque, New Mexico, DPW is a leader in the engineering, design and manufacture of hardware systems and components for a wide array of solar power applications. In addition, DPW offers system design and installation services throughout the Western U.S. Most of DPW's solar power applications involve the use of photovoltaic module technology that takes energy from the sun and uses a silicon based wafer or "cell" to convert solar energy into electricity for use in the home, office or for areas that can not be reached by the conventional electric grid.

DPW hardware systems are used for residential and commercial roof mounting applications, "off-grid" applications including top-of-pole mounting, fixed ground mounts, water pumping, roadside power and remote wireless telecommunications stations. DPW has also provided specialized solutions for the U.S. military and other government agencies.

The renewable energy market in general, and solar energy in particular, have benefited from growing concerns about the environmental impact of traditional fossil fuel electricity generation. This, along with increased attention on federal, state and local utility incentives to stimulate the deployment of alternative energy technologies, have resulted in industry growth of 25% per year over the last several years.

PLP's acquisition of DPW and subsequent entry into the renewable energy market complements the Company's existing operational expertise and market leading position in the power utility industry. As power utility companies continue to look to offset growing peak energy demands with alternative energy sources, PLP and DPW will be well-positioned to assist these customers by providing turnkey solutions. DPW also provides PLP with an opportunity to expand its core manufacturing capabilities in the area of metal fabrication and will assist in product expansion efforts both at DPW and within PLP's core markets.

While the focus of DPW's business is in the U.S., solar power is growing rapidly globally, and PLP is well-positioned with its network of international subsidiaries to take advantage of these opportunities on a broad scale. Selected subsidiaries are in the process of developing business plans to incorporate DPW's business model into their local operations with the goal of making PLP Solar a truly global business.





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

Commission file number 0-31164

Preformed Line Products Company
(Exact Name of Registrant as Specified in Its Charter)

Ohio	34-0676895
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
660 Beta Drive Mayfield Village, Ohio	44143
(Address of Principal Executive Office)	(Zip Code)

(440) 461-5200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $2 par value per share	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: (None)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes _ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes __ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ___ No _X__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange act.
Large accelerated filer ____ Accelerated filer _X__ Non-accelerated filer____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes
No _X_

The aggregate market value of voting and non-voting common shares held by non-affiliates of the registrant as of June 30, 2007 was $129,439,665, based on the closing price of such common shares, as reported on the NASDAQ National Market System. As of March 12, 2008 there were 5,382,006 common shares of the Company ($2 par value) outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the Annual Meeting of Shareholders to be held April 28, 2008 are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14.

Table of Contents

Forward-Looking Statements

This Form 10-K and other documents we file with the Securities and Exchange Commission contain forward-looking statements regarding the Company's and management's beliefs and expectations. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance (as opposed to historical items) and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and factors could cause the Company's actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following factors, among others, could affect the Company's future performance and cause the Company's actual results to differ materially from those expressed or implied by forward-looking statements made in this report:

- The overall demand for cable anchoring and control hardware for electrical transmission and distribution lines on a worldwide basis, which has a slow growth rate in mature markets such as the United States, Canada, and Western Europe;
- Technological developments that affect longer-term trends for communication lines such as wireless communication;
- The decreasing demands for product supporting copper-based infrastructure due to the introduction of products using new technologies or adoption of new industry standards;
- The Company's success at continuing to develop proprietary technology to meet or exceed new industry performance standards and individual customer expectations;
- The rate of progress in continuing to reduce costs and in modifying the Company's cost structure to maintain and enhance the Company's competitiveness;
- The Company's success in strengthening and retaining relationships with the Company's customers, growing sales at targeted accounts and expanding geographically;
- The extent to which the Company is successful in expanding the Company's product line into new areas;
- The Company's ability to identify, complete and integrate acquisitions for profitable growth;
- The potential impact of consolidation, deregulation and bankruptcy among the Company's suppliers, competitors and customers;
- The relative degree of competitive and customer price pressure on the Company's products;
- The cost, availability and quality of raw materials required for the manufacture of products;
- The effects of fluctuation in currency exchange rates upon the Company's reported results from international operations, together with non-currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic and regulatory factors;
- Changes in significant government regulations affecting environmental compliances;
- The Company's ability to compete in the domestic data communication market;
- The telecommunication market's continued deployment of Fiber-to-the-Premises;
- Those factors described under the heading "Risk Factors" on page 12.

Part I

Item 1. *Business*

Background

Preformed Line Products Company and its subsidiaries (the "Company") is an international designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, information (data communication) and other similar industries. The Company's primary products support, protect, connect, terminate and secure cables and wires. The Company also manufactures a line of products serving the voice and data transmission markets. The Company also provides solar hardware systems and mounting hardware for a variety of solar power applications. The Company's goal is to continue to achieve profitable growth as a leader in the innovation, development, manufacture and marketing of technically advanced products and services related to energy, communications and cable systems and to take advantage of this leadership position to sell additional quality products in familiar markets.

The Company serves a worldwide market through strategically located domestic and international manufacturing facilities. Each of the Company's domestic and international manufacturing facilities have obtained an International Organization of Standardization ("ISO") 9001:2000 Certification for our Management System, with the exception of Direct Power and Water Corporation (DPW), which was newly acquired during 2007. The ISO 9001:2000 certified management system is a globally recognized quality standard for manufacturing and assists the Company in marketing its products throughout the world. The Company's customers include public and private energy utilities and communication companies, cable operators, financial institutions, governmental agencies, original equipment manufacturers, contractors and subcontractors, distributors and value-added resellers. The Company is not dependent on a single customer or a few customers. No single customer accounts for more than ten percent of the Company's consolidated revenues.

The Company's products include:

- Formed Wire and Related Hardware Products
- Protective Closures
- Data Communication Interconnection Devices
- Plastic Products
- Other Products

Formed Wire Products and Related Hardware Products are used in the energy, communications, cable and non-utility industries to support, protect, terminate and secure both power conductor and communication cables and to control cable dynamics (e.g., vibration). Formed wire products are based on the principle of forming a variety of stiff wire materials into a helical (spiral) shape. Advantages of using the Company's helical formed wire products are that they are economical, dependable and easy to use. The Company introduced formed wire products to the power industry 60 years ago and such products enjoy an almost universal acceptance in the Company's markets. Related hardware products include hardware for supporting and protecting transmission conductors, spacers, spacer-dampers, stockbridge dampers, corona suppression devices and various compression fittings for dead-end applications. Formed wire and related hardware products are approximately 55% of the Company's revenues in 2007, 54% in 2006 and 49% in 2005.

Protective Closures, including splice cases, are used to protect fixed line communication networks, such as copper cable or fiber optic cable, from moisture, environmental hazards and other potential contaminants. Protective closures are approximately 25% of the Company's revenues in 2007, 26% in 2006 and 29% in 2005.

Data Communication Interconnection Devices are products used in high-speed data systems to connect electronic equipment. Data communication interconnection devices are approximately 13% of the Company's revenues in 2007 and 2006 and 15% in 2005.

Plastic Products, including guy markers, tree guards, fiber optic cable markers and pedestal markers are used in energy, communications, cable television and non-utility industries to identify power conductors, communication cables and guy wires. Plastic products are approximately 2% of the Company's revenues in 2007, 2006 and 2005.

Other Products include hardware assemblies, pole line hardware, resale products, underground connectors, solar hardware systems and urethane products. They are used by energy, renewable energy, communications, cable and non-utility industries for various applications and are defined as products that compliment the Company's core line offerings. Other products are approximately 5% of the Company's revenues in 2007, 2006 and 2005.

Corporate History

The Company was incorporated in Ohio in 1947 to manufacture and sell helically shaped "armor rods," which are sets of stiff helically shaped wires applied on an electrical conductor at the point where it is suspended or held. Thomas F. Peterson, the Company's founder, developed and patented a unique method to manufacture and apply these armor rods to protect electrical conductors on overhead power lines. Over a period of years Mr. Peterson and the Company developed, tested, patented, manufactured and marketed a variety of helically shaped products for use by the electrical and telephone industries. Although all of Mr. Peterson's patents have now expired, those patents served as the nucleus for licensing the Company's formed wire products abroad.

The success of the Company's formed wire products in the United States led to expansion abroad. The first international license agreement was established in the mid-1950s in Canada. In the late 1950s the Company's products were being sold through joint ventures and licensees in Canada, England, Germany, Spain and Australia. Additionally, the Company began export operations and promoted products into other selected offshore markets. The Company continued its expansion program, bought out most of the original licensees, and, by the mid-1990s, had complete ownership of operations in Australia, Brazil, Canada, Great Britain, South Africa and Spain and held a minority interest in two joint ventures in Japan. The Company's international subsidiaries have the necessary infrastructure (i.e. manufacturing, engineering, marketing and general management) to support local business activities. Each is staffed with local personnel to ensure that the Company is well versed in local business practices, cultural constraints, technical requirements and the intricacies of local client relationships.

In 1968, the Company expanded into the underground telecommunications field by its acquisition of the Smith Company located in California. The Smith Company had a patented line of buried closures and pressurized splice cases. These closures and splice cases protect copper cable openings from environmental damage and degradation. The Company continued to build on expertise acquired through the acquisition of the Smith Company and in 1995 introduced the highly successful COYOTE® Closure line of products. Since 1995 thirteen domestic and three international patents have been granted to the Company on the COYOTE Closure. None of the COYOTE Closure patents have expired. The earliest COYOTE Closure patent was filed in April 1995 and will not expire until April 2015.

In 1993, the Company purchased the assets of Superior Modular Products Company. Located in Asheville, North Carolina, Superior Modular Products is a technical leader in the development and manufacture of high-speed interconnection devices for voice, data and video applications. This acquisition was the catalyst to expand the Company's range of communication products to components for structuring cabling systems used inside a customer's premises.

Recognizing the need for a stronger presence in the fast growing Asian market, in 1996 the Company formed a joint venture in China and, in 2000, became sole owner of this venture.

In 2000, the Company acquired Rack Technologies Pty. Ltd, headquartered in Sydney, Australia. Rack Technologies is a specialist manufacturer of rack system enclosures for the communications, electronics and securities industries. This acquisition complements and broadens the Company's existing line of data communication products used inside a customer's premises.

In 2002, the Company acquired the remaining 2.6% minority interest in its operations in Mexico. The 97.4% interest was acquired in 1969.

In 2003, the Company acquired the assets of Richardson Pacific Ltd located in Sydney, Australia. This acquisition complements the existing product lines manufactured at Rack Technologies for the data communication industry.

In 2003, the Company sold its 24% interest in Toshin Denko Kabushiki Kaisha in Osaka, Japan. The Company's investment in Toshin Denko dates back to 1961 when the joint venture company was founded.

In 2004, the Company acquired the assets of Union Electric Manufacturing Co. Ltd, located in Bangkok, Thailand.

In 2004, the Company sold its 49% interest in Japan PLP Co. Ltd., a joint venture in Japan.

In 2007, the Company acquired the shares of DPW, located in New Mexico, United States. This acquisition broadens the Company's product lines and manufactures mounting hardware for a variety of solar power applications and provides designs and installations of solar power systems.

In 2007, the Company acquired 83.74% of Belos SA (Belos), located in Bielsko-Biala, Poland. Belos is a manufacturer and supplier of fittings for various voltage power networks. This acquisition complements the Company's existing line of energy products.

The Company's World headquarters is located at 660 Beta Drive, Mayfield Village, Ohio 44143.

Business

The demand for the Company's products comes primarily from new, maintenance and repair construction for the energy, telecommunication and data communication industries. The Company's customers use many of the Company's products, including formed wire products, to revitalize the aging outside plant infrastructure. Many of the Company's products are used on a proactive basis by the Company's customers to reduce and prevent lost revenue. A single malfunctioning line could cause the loss of thousands of dollars per hour for a power or communication customer. A malfunctioning fiber cable could also result in substantial revenue loss. Repair construction by the Company's customers generally occurs in the case of emergencies or natural disasters, such as hurricanes, tornadoes, earthquakes, floods or ice storms. Under these circumstances, the Company provides 24-hour service to provide the repair products to customers as quickly as possible.

The Company has adapted the formed wire products' helical technology for use in a wide variety of fiber optic cable applications that have special requirements. The Company's formed wire products are uniquely qualified for these applications due to the gentle gripping over a greater length of the fiber cable. This is an advantage over traditional pole line hardware clamps that compress the cable to the point of possible fatigue and optical signal deterioration.

The Company's protective closures and splice cases are used to protect cable from moisture, environmental hazards and other potential contaminants. The Company's splice cases are easily re-enterable closures that allow utility maintenance workers access to the cables located inside the closure to repair or add communications services. Over the years, the Company has made many significant improvements in the splice case that have greatly increased their versatility and application in the market place. The Company also designs and markets custom splice cases to satisfy specific customer requirements. This has allowed the Company to remain a strong partner with several primary customers and has earned the Company the reputation as a responsive and reliable supplier.

Fiber optic cable was first deployed in the outside plant environment in the early 1980's. Through fiber optic technologies, a much greater amount of both voice and data communication can be transmitted reliably. In addition, this technology solved the cable congestion problem that the large count copper cable was causing in underground, buried and aerial applications. The Company developed and adapted copper closures for use in the emerging fiber optic world. In the late 1980's, the Company developed a series of splice cases designed specifically for fiber application. In the mid-1990's, the Company developed its plastic COYOTE Closure, and has since expanded the product line to address emerging Fiber-to-the-Premise (FTTP) applications. The COYOTE Closure is an example of the Company developing a new line of proprietary products to meet the changing needs of its customers.

The Company also designs and manufactures data communication interconnect devices and enclosures for data communication networks, offering a comprehensive line of copper and fiber optic cross-connect systems. The product line enables reliable, high-speed transmission of data over customers' local area networks.

With the acquisition of DPW in 2007, the Company expanded into the fast growing renewable energy sector. DPW provides a comprehensive line of mounting hardware for a variety of solar power applications including residential roof mounting, commercial roofing systems, top of pole mounting and customized solutions. DPW also provides design and installation services for residential and commercial solar power systems primarily in the western United States.

License Agreements

The Company receives royalties under thirteen separate license agreements. The Company does not believe that its business is materially dependent on any individual license agreement.

Markets

The Company markets its products to the energy, telecommunication, cable, data communication and non-utility industries. While rapid changes in technology have blurred the distinctions between telephone, cable, and data communication, the energy industry is clearly distinct. The Company's role in the energy industry is to supply formed wire products and related hardware used with the electrical conductors, cables and wires that transfer power from the generating facility to the ultimate user of that power. Formed wire products are used to support, protect, terminate and secure both power conductor and communication cables and to control cable dynamics.

Electric Utilities - Transmission. The electric transmission grid is the interconnected network of high voltage aluminum conductors used to transport large blocks of electric power from generating facilities to distribution networks. Currently, there are three major power grids in the United States: the Eastern Interconnect, the Western Interconnect and the Texas Interconnect. Virtually all electrical energy utilities are connected with at least one other utility by one of these major grids. The Company believes that the transmission grid has been neglected throughout much of the United States for more than a decade. Additionally, because of deregulation, some electric utilities have turned this responsibility over to Independent System Operators (ISOs), who have also been slow to add transmission lines. With demand for power now exceeding supply in some areas, the need for the movement of bulk power from the energy-rich states to the energy-deficient areas means that new transmission lines will likely be built and many existing lines will likely be refurbished. In addition, passage of The Energy Policy Act of 2005 has attracted new investment into the industry through the requirements it establishes for enforceable reliability standards, incentives for transmission grid improvements and reform of the transmission line construction approval process. The Company believes that this will generate growth for the Company's products in this market over at least the next several years. In addition, increased construction of international transmission grids is occurring in many regions of the world. However, consolidations in the markets that the Company services may also have an adverse impact on the Company's revenues.

Electric Utilities - Distribution. The distribution market includes those utilities that distribute power from a substation where voltage is reduced to levels appropriate for the consumer. Unlike the transmission market, distribution is still handled primarily by local electric utilities. These utilities are motivated to reduce cost in order to maintain and enhance their profitability. The Company believes that its growth in the distribution market will be achieved primarily as a result of incremental gains in market share driven by emphasizing the Company's quality products and service over price. Internationally, particularly in the developing regions, there is increasing political pressure to extend the availability of electricity to additional populations. Through its global network of factories and sales offices, the Company is prepared to take advantage of this new growth in construction.

Renewable Energy. The renewable energy market includes residential consumers, commercial businesses and off-grid operators that have an interest in alternative energy sources. Environmental concerns along with federal, state, and local utility incentives have fueled demand for renewable energy systems including solar, wind, and biofuel. The industry continues to grow rapidly as advancements in technology lead to greater efficiencies which drive down overall system costs. The Company currently provides hardware solutions, system design and installation services for solar power applications. The Company markets and sells these products and services to end-users, distributors, installers and integrators.

Communication and Cable. Major developments, including growing competition between the cable and communications industries and increasing overall demand for high-speed communication services, have led to a changing regulatory and competitive environment in many markets throughout the world. The deployment of new access networks and improvements to existing networks for advanced applications continues to gain momentum.

Cable operators, local communication operators and power utilities are building, rebuilding or upgrading signal delivery networks in developed countries. These networks are designed to deliver video and voice transmissions and provide Internet connectivity to individual residences and businesses. Operators deploy a variety of network technologies and architectures to carry broadband and narrowband signals. These architectures are constructed of electronic hardware connected via coaxial cables, copper wires or optical fibers. The Company manufactures closures that these industries use to securely connect and protect these vital networks.

As critical components of the outdoor infrastructure, closures provide protection against weather and vandalism and permit technicians who maintain and manage the system ready access to the devices. Cable operators and local telephone network operators place great reliance on manufacturers of protective closures because any material damage to the signal delivery networks is likely to disrupt communication services. In addition to closures, the Company supplies the communication and cable industry with its formed wire products to hold, support, protect and terminate the copper wires and cables and the fiber optic cables used by that industry to transfer voice, video or data signals.

The industry has developed new technological methods to increase the usage of copper-based plant through high-speed digital subscriber lines (DSLs). The popularity of these services, the regulatory environment and the increasingly fierce competition between communications and cable operators has driven the recent move toward building out the "last mile" in fiber networks. FTTP is expected to be the next wave in broadband innovation by carrying fiber optic technology into homes and businesses. The Company has been actively developing products that address this market.

Data Communication. The data communication market is being driven by the continual demand for increased bandwidth. Growing Internet Service Providers (ISPs), construction in Wide Area Networks (WANs) and demand for data communication in the workplace are all key elements to the increased demand for the connecting devices made by the Company. This market will increasingly be focused on the systems that provide the highest speed and highest quality signal, such as fiber optic and copper networks. The Company's connecting devices are sold to a number of categories of customers including (i) original equipment manufacturers (OEMs), which incorporate the Company's connector technology in their product offering, (ii) ISPs, (iii) large companies and organizations which have their own local area network for data communication, and (iv) national and international distributors of structured cabling systems and components for use in the above markets.

Non-Utility Industries. The Company's formed wire products can also be used in other industries which require a method of securing or terminating cables, including the metal building, tower and antenna industries, the arborist industry, and various applications within the marine systems industry. Products other than formed wire products are also marketed to other industries. For example, the Company's urethane capabilities allow it to market products to the light rail industry. The Company continues to explore new and innovative uses of its manufacturing capabilities; however, these markets remain a small portion of overall consolidated sales.

International Operations

The international operations of the Company are essentially the same as its domestic (PLP-USA) business, except for location. The Company manufactures similar types of products in its international plants as are sold domestically, it sells to similar types of customers and faces similar types of competition (and in some cases the same competitors). Sources of supply of raw materials are not significantly different internationally. See Note J in the Notes To Consolidated Financial Statements for information and financial data relating to the Company's international operations that represent reportable segments.

While a number of the Company's international plants are in developed countries, the Company believes it has strong market opportunities in developing countries where the need for the transmission and distribution of electrical power is significant. The Company is now serving the Far East market, other than China and Japan, primarily from Thailand. In addition, as the need arises, the Company is prepared to establish new manufacturing facilities abroad.

Sales and Marketing

Domestically and internationally, the Company markets its products through a direct sales force and manufacturing representatives. The direct sales force is employed by the Company and works with the manufacturer's representatives, as well as, key direct accounts and distributors, who also buy and resell the Company's products. The manufacturer's representatives are independent organizations that represent the Company as well as other complimentary product lines. These organizations are paid a commission based on the sales amount.

Research and Development

The Company is committed to providing technical leadership through scientific research and product development in order to continue to expand the Company's position as a supplier to the communications and power industries. Research is conducted on a continuous basis using internal experience in conjunction with outside professional expertise to develop state-of-the-art materials for several of the Company's products. These products capitalize on cost-efficiency while offering exacting mechanical performance that meets or exceeds industry standards. The Company's research and development activities have resulted in numerous patents being issued to the Company (see "Patents and Trademarks" below).

Early in its history the Company recognized the need to understand the performance of its products and the needs of its customers. To that end, the Company developed its own Research and Engineering Center in Cleveland, Ohio. Using the Research and Engineering Center, engineers and technicians simulate a wide range of external conditions encountered by the Company's products to ensure quality, durability and performance. The work performed in the Research and Engineering Center includes advanced studies and experimentation with various forms of vibration. This work has contributed significantly to the collective knowledge base of the industries the Company serves and is the subject matter of many papers and seminars presented to these industries.

In 1979, the Company relocated and expanded its Research and Engineering Center as a 29,000-square-foot addition to its World Headquarters in Mayfield Village, Ohio. The Company believes that this facility is one of the most sophisticated in the world in its specialized field. The expanded Research and Engineering Center also has an advanced prototyping technology machine on-site to develop models of new designs where intricate part details are studied prior to the construction of expensive production tooling. Today, the Company's reputation for vibration testing, tensile testing, fiber optic cable testing, environmental testing, field vibration monitoring and third-party contract testing is a competitive advantage. In addition to testing, the work done at the Company's Research and Development Center continues to fuel product development efforts. For example, the Company estimates that approximately 25% of 2007 revenues were attributed to products developed by the Company in the past five years. In addition, the Company's position in the industry is further reinforced by its long-standing leadership role in many key international technical organizations which are charged with the responsibility of establishing industry wide specifications and performance criteria, including IEEE (Institute of Electrical and Electronics Engineers), CIGRE (Counsiel Internationale des Grands Reseaux Electriques a Haute Tension), and IEC (International Electromechanical Commission). Research and development costs are expensed as incurred. Research and development costs for new products were $2.8 million in 2007, $3.2 million in 2006 and $2.6 million in 2005.

Patents and Trademarks

The Company applies for patents in the United States and other countries, as appropriate, to protect its significant patentable developments. As of December 31, 2007, the Company had in force 48 U.S. patents and 50 international patents in eight countries and had pending 21 U.S. patent applications and 25 international applications. While such domestic and international patents expire from time to time, the Company continues to apply for and obtain patent protection on a regular basis. Patents held by the Company in the aggregate are of material importance in the operation of the Company's business. The Company, however, does not believe that any single patent, or group of related patents, is essential to the Company's business as a whole or to any of its businesses. Additionally, the Company owns and uses a substantial body of proprietary information and numerous trademarks. The Company relies on nondisclosure agreements to protect trade secrets and other proprietary data and technology. As of December 31, 2007, the Company had obtained U.S. registration on 33 trademarks and three trademark applications remained pending. International registrations amounted to 197 registrations in 37 countries, with 11 pending international registrations.

Since June 8, 1995, United States patents have been issued for terms of 20 years beginning with the date of filing of the patent application. Prior to that time, a U.S. patent had a term of 17 years from the date of its issuance. Patents issued by international countries generally expire 20 years after filing. U.S. and international patents are not renewable after expiration of their initial term. U.S. and international trademarks are generally perpetual, renewable in 10-year increments upon a showing of continued use. To the knowledge of management, the Company has not been subject to any significant allegation or charges of infringement of intellectual property rights by any organization.

In the normal course of business, the Company occasionally makes and receives inquiries with regard to possible patent and trademark infringement. The extent of such inquiries from third parties has been limited generally to verbal remarks to Company representatives. The Company believes that it is unlikely that the outcome of these inquiries will have a material adverse effect on the Company's financial position.

Competition

All of the markets that the Company serves are highly competitive. In each market the principal methods of competition are price, performance, and service. The Company believes, however, that several factors (described below) provide the Company with a competitive advantage.

- The Company has a strong and stable workforce. This consistent and continuous knowledge base has afforded the Company the ability to provide superior service to the Company's customers and representatives.
- The Company's Research and Engineering Center in Mayfield Village, Ohio and departments of subsidiary locations maintain a strong technical support function to develop unique solutions to customer problems.
- The Company is vertically integrated both in manufacturing and distribution and is continually upgrading equipment and processes.
- The Company is sensitive to the marketplace and provides an extra measure of service in cases of emergency, storm damage and other rush situations. This high level of customer service and customer responsiveness has become a hallmark of the Company.
- The Company's 15 manufacturing locations ensure close support and proximity to customers worldwide.

Domestically, there are several competitors for formed wire products. Although it has other competitors in many of the countries where it has plants, the Company has leveraged its expertise and is very strong in the global market. The Company believes that it is the world's largest manufacturer of formed wire products for energy and communications markets. However, the Company's formed wire products compete against other pole line hardware products manufactured by other companies.

Minnesota Manufacturing and Mining Company ("3M") is the primary domestic competitor of the Company for pressurized copper closures. Based on its experience in the industry, the Company believes it maintains a strong market share position.

The fiber optic closure market is one of the most competitive product areas for the Company, with the Company competing against, among others, Tyco International Ltd., 3M and Corning Cable Systems. There are a number of primary competitors and several smaller niche competitors that compete at all levels in the marketplace. The Company believes that it is one of four leading suppliers of fiber optic closures.

The Company's data communication competitors range from assemblers of low cost, low quality components, to well-established multinational corporations. The Company's competitive strength is its technological leadership and manufacturing expertise. Additionally, the Company provides product to its licensees and other companies on a privately branded basis. Patented technology developed by the Company is currently licensed to many of its largest competitors. Low-cost Asian competitors, however, keep pressure on prices and will continue to do so.

Sources and Availability of Raw Materials

The principal raw materials used by the Company are galvanized wire, stainless steel, aluminum covered steel wire, aluminum re-draw rod, plastic resins, glass-filled plastic compounds, neoprene rubbers and aluminum castings. The Company also uses certain other materials such as fasteners, packaging materials and communications cable. The Company believes that it has adequate sources of supply for the raw materials used in its manufacturing processes and it regularly attempts to develop and maintain sources of supply in order to extend availability and encourage competitive pricing of these products.

Most plastic resins are purchased under contracts to stabilize costs and improve delivery performance and are available from a number of reliable suppliers. Wire and re-draw rod are purchased in standard stock diameters and coils under contracts available from a number of reliable suppliers. Contracts have firm prices except for fluctuations of base metals and petroleum prices, which result in surcharges when global demand is greater than the available supply.

The Company also relies on certain other manufacturers to supply products that complement the Company's product lines, such as aluminum and ferrous castings, fiber optic cable and connectors, circuit boards and various metal racks and cabinets. The Company believes there are multiple sources of supply for these products.

Due to increasing worldwide demand for carbon steel, stainless steel and zinc, costs of raw materials have continued to escalate in 2007. The Company anticipates further increases in 2008. Prices for stainless steel have increased to five-year highs and increased costs have been passed along in the supply chain. Worldwide demand in these commodities continues to exceed supply and price pressure will continue as the demand outpaces the supply.

Backlog Orders

The Company's backlog was approximately $26.5 million at the end of 2007. The Company's order backlog generally represents four to six weeks of sales. All customer orders entered are firm at the time of entry. Substantially all orders are shipped within a two to four week period unless the customer requests an alternative date.

Seasonality

The Company markets products that are used by utility maintenance and construction crews worldwide. The products are marketed through distributors and directly to end users, who maintain stock to ensure adequate supply for their customers or construction crews. As a result, the Company does not have a wide variation in sales from quarter to quarter.

Environmental

The Company is subject to extensive and changing federal, state, and local environmental laws, including laws and regulations that (i) relate to air and water quality, (ii) impose limitations on the discharge of pollutants into the environment, (iii) establish standards for the treatment, storage and disposal of toxic and hazardous waste, and (iv) require proper storage, handling, packaging, labeling, and transporting of products and components classified as hazardous materials. Stringent fines and penalties may be imposed for noncompliance with these environmental laws. In addition, environmental laws could impose liability for costs associated with investigating and remediating contamination at the Company's facilities or at third-party facilities at which the Company has arranged for the disposal treatment of hazardous materials.

Although no assurances can be given, the Company believes it is in compliance in all material respects, with all applicable environmental laws and the Company is not aware of any noncompliance or obligation to investigate or remediate contamination that could reasonably be expected to result in a material liability. The Company does not expect to make any material capital expenditure during 2008 for environmental control facilities. The environmental laws continue to be amended and revised to impose stricter obligations, and compliance with future additional environmental requirements could necessitate capital outlays. However, the Company does not believe that these expenditures should ultimately result in a material adverse effect on its financial position or results of operations. The Company cannot predict the precise effect such future requirements, if enacted, would have on the Company. The Company believes that such regulations would be enacted over time and would affect the industry as a whole.

Employees

At December 31, 2007, the Company and its consolidated subsidiaries had 1,936 employees. Approximately 40% of the Company's employees are located in the United States.

Available Information

The Company maintains an Internet site at http://www.preformed.com, on which, the Company makes available, free of charge, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The Company's SEC reports can be accessed through the investor relations section of its Internet site. The information found on the Company's Internet site is not part of this or any other report that is filed or furnished to the SEC.

The public may read and copy any materials the Company files with or furnishes to the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW., Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information filed with the SEC by electronic filers. The SEC's Internet site is http://www.sec.gov. The Company also has a link from its Internet site to the SEC's Internet site, this link can be found on the investor relations page of the Company's Internet site.

Item 1A. Risk Factors

Due to the Company's dependency on the energy, telecommunication and data communication industries, the Company is susceptible to negative trends relating to those industries that could adversely affect the Company's operating results.

The Company's sales to the energy, telecommunication and data communication industries represent a substantial portion of the Company's historical sales. The concentration of revenue in such industries is expected to continue into the foreseeable future. Demand for products to these industries depends primarily on capital spending by customers for constructing, rebuilding, maintaining or upgrading their systems. The amount of capital spending and, therefore, the Company's sales and profitability are affected by a variety of factors, including general economic conditions, access by customers to financing, government regulation, demand for energy and cable services, and technological factors. As a result, some customers may not continue as going concerns, which could have a material adverse effect on the Company's business, operating results and financial condition. Consolidation and deregulation present the additional risk to the Company that combined or deregulated customers will rely on relationships with a source other than the Company. Consolidation and deregulation may also increase the pressure on suppliers, such as the Company, to sell product at lower prices.

The Company's business will suffer if the Company fails to develop and successfully introduce new and enhanced products that meet the changing needs of the Company's customers.

The Company's ability to anticipate changes in technology and industry standards and to successfully develop and introduce new products on a timely basis will be a significant factor in the Company's ability to grow and remain competitive. New product development often requires long-term forecasting of market trends, development and implementation of new designs and processes and a substantial capital commitment. The trend toward consolidation of the energy, telecommunication and data communication industries may require the Company to quickly adapt to rapidly changing market conditions and customer requirements. Any failure by the Company to anticipate or respond in a cost-effective and timely manner to technological developments or changes in industry standards or customer requirements, or any significant delays in product development or introduction or any failure of new products to be widely accepted by the Company's customers, could have a material adverse effect on the Company's business, operating results and financial condition as a result of reduced net sales.

The intense competition in the Company's markets, particularly telecommunication and data communication markets, may lead to a reduction in sales and profits.

The markets in which the Company operates are highly competitive. The level of intensity of competition may increase in the foreseeable future due to anticipated growth in the telecommunication and data communication industries. The Company's competitors in the telecommunication and data communication markets are larger companies with significant influence over the distribution network. The product lines within the data communication market have thin profit margins. Success in these product lines depends upon the Company's ability to increase volume and reduce the cost structure. There can be no assurance that the Company will be able to compete successfully against its competitors, many of which may have access to greater financial resources than the Company. In addition, the pace of technological development in the telecommunication and data communication markets is rapid and the Company cannot assure that these advances (i.e., wireless, fiber optic network infrastructure, etc.) will not adversely affect the Company's ability to compete in this market.

The introduction of products embodying new technologies or the emergence of new industry standards can render existing products or products under development obsolete or unmarketable.

The energy, telecommunication and data communication industries are characterized by rapid technological change. Satellite, wireless and other communication technologies currently being deployed may represent a threat to copper, coaxial and fiber optic-based systems by reducing the need for wire-line networks. There can be no assurance that future advances or further development of these or other new technologies will not have a material adverse effect on the Company's business, operating results and financial condition as a result of lost sales.

Price increases of raw materials could result in lower earnings.

The Company's cost of sales may be materially adversely affected by increases in the market prices of the raw materials used in the Company's manufacturing processes. There can be no assurance that price increases in raw materials can be passed onto the Company's customers through increases in product prices. As a result, the Company's operating results could be adversely affected.

The Company's international operations subject the Company to additional business risks.

International sales account for a substantial portion of the Company's net sales (48%, 49% and 44% in 2007, 2006, and 2005, respectively) and the Company expects these sales will increase as a percentage of net sales in the future. Due to its international sales, the Company is subject to the risks of conducting business internationally, including unexpected changes in, or impositions of, legislative or regulatory requirements, fluctuations in the U.S. dollar which could materially adversely affect U.S. dollar revenues or operating expenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection, reduced or limited protection of intellectual property rights, potentially adverse taxes and the burdens of complying with a variety of international laws and communications standards. The Company is also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. There can be no assurance that these risks of conducting business internationally will not have a material adverse effect on the Company's business, operating results and financial condition.

The Company may not be able to successfully integrate businesses that it may acquire in the future.

A portion of the Company's growth in sales and earnings has been generated from acquisitions. The Company expects to continue a strategy of identifying and acquiring businesses with complementary products. In connection with this strategy, the Company faces certain risks and uncertainties relating to acquisitions. The factors affecting this exposure are in addition to the risks faced in the Company's day-to-day operations. Acquisitions involve a number of special risks, including the risks pertaining to integrating acquired businesses. In addition, the Company may incur debt to finance future acquisitions, and the Company may issue securities in connection with future acquisitions that may dilute the holdings of current and future shareholders. Covenant restrictions relating to additional indebtedness could restrict the Company's ability to pay dividends, fund capital expenditures, consummate additional acquisitions and significantly increase the Company's interest expense. Any failure to successfully complete acquisitions or to successfully integrate such strategic acquisitions could have a material adverse effect on the Company's business, operating results and financial condition.

Item 1B. Unresolved Staff Comments

The Company does not have any unresolved staff comments.

Item 2. Properties

The Company currently owns or leases 17 facilities, which together contain approximately 1.7 million square feet of manufacturing, warehouse, research and development, sales and office space worldwide. Most of the Company's international facilities contain space for offices, research and engineering (R&E), warehousing and manufacturing with manufacturing using a majority of the space. The following table provides information regarding the Company's principal facilities:

	Location	Use	Owned/Leased	Square Feet	Reportable Segment
1.	Mayfield Village, Ohio	Corporate Headquarters Research and Engineering (R&E) Center	Owned	62,000	PLP-USA
2.	Rogers, Arkansas	Manufacturing Warehouse Office	Owned	310,000	PLP-USA
3.	Albemarle, North Carolina	Manufacturing Warehouse Office	Owned	261,000	PLP-USA
4.	Asheville, North Carolina	Manufacturing R&E Warehouse Office	Owned	64,100	SMP

5. Sydney, Australia	Manufacturing R&E Warehouse Office	Owned	123,000	Australia
6. São Paulo, Brazil	Manufacturing R&E Warehouse Office	Owned	148,500	Brazil
7. Cambridge, Ontario, Canada	Manufacturing Warehouse Office	Owned	73,300	Canada
8. Andover, Hampshire, England	Manufacturing R&E Warehouse Office	Building Owned; Land Leased	89,400	All Other
9. Queretaro, Mexico	Manufacturing Warehouse Office	Owned	52,900	All Other
10. Beijing, China	Manufacturing Warehouse Office	Building Owned; Land Leased	123,300	All Other
11. Pietermaritzburg, South Africa	Manufacturing R&E Warehouse Office	Owned	73,100	South Africa
12. Sevilla, Spain	Manufacturing R&E Warehouse Office	Owned	63,300	All Other
13. Bangkok, Thailand	Manufacturing Warehouse Office	Owned	60,400	All Other
14. Albuquerque, New Mexico	Manufacturing Warehouse Office	Leased	14,400	All Other
15. Bielsko-Biala, Poland	Manufacturing Warehouse Office	Buildings Owned; Land Leased	174,400	All Other

Item 3. Legal Proceedings

From time to time, the Company may be subject to litigation incidental to its business. The Company is not a party to any pending legal proceedings that the Company believes would, individually or in the aggregate, have a material adverse effect on its financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of the security holders of the Registrant during the quarter ended December 31, 2007.

Executive Officers of the Registrant

Each executive officer is elected by the Board of Directors, serves at its pleasure and holds office until a successor is appointed, or until the earliest of death, resignation or removal.

Name	Age	Position
Robert G. Ruhlman	51	Chairman, President and Chief Executive Officer
Eric R. Graef	55	Vice President - Finance and Treasurer
William H. Haag	44	Vice President - International Operations
J. Cecil Curlee Jr.	51	Vice President - Human Resources
Dennis F. McKenna	41	Vice President - Marketing and Business Development
Michael A. Fout	49	Vice President - Manufacturing
David C. Sunkle	49	Vice President - Research and Engineerng
Caroline S. Vaccariello	41	General Counsel and Corporate Secretary

The following sets forth the name and recent business experience for each person who is an executive officer of the Company at March 1, 2008.

Robert G. Ruhlman was elected Chairman in July 2004. Mr. Ruhlman has served as Chief Executive Officer since July 2000 and as President since 1995 (positions he continues to hold). He had served as Chief Operating Officer from 1995 until July 2000. Mr. Ruhlman is the brother of Randall M. Ruhlman and son of Barbara P. Ruhlman, both Directors of the Company.

Eric R. Graef was elected Vice President—Finance and Treasurer in December 1999.

William H. Haag was elected Vice President—International Operations in April 1999.

J. Cecil Curlee Jr. was hired in 1982 in the position of Personnel Manager at the Albemarle, North Carolina facility. He was promoted to Director of Employee Relations in September 2002 and was elected Vice President—Human Resources in January 2003.

Dennis F. McKenna was elected Vice President—Marketing and Business Development in April 2004. Mr. McKenna joined the Company in 1993 as a sales engineer and has served in various international and domestic product management, operations, and general management roles within the Company.

Michael A. Fout was elected Vice President—Manufacturing in April 2005. Mr. Fout joined the Company in 2000 as Manager - Manufacturing Engineering and has led the Company's Lean Manufacturing initiatives since that time.

David C. Sunkle was elected Vice President-Research and Engineering in January 2007. Mr. Sunkle joined the Company in 1978. He has served a variety of positions in Research and Engineering until 2002 when he became Director of International Operations. In 2006, Mr. Sunkle rejoined Research and Engineering as the Director of Engineering.

Caroline S. Vaccariello was elected General Counsel and Corporate Secretary in January 2007. Ms. Vaccariello joined the Company in 2005 as General Counsel and has led the Company's legal affairs since that time. Prior to that time, Ms. Vaccariello worked as an attorney for The Timken Company from 2003 to 2005, and in the litigation department of Calfee, Halter and Griswold from 2000 to 2003.

Part II

Item 5. Market for Registrant's Common Stock and Related Shareholder Matters

The Company's Common Shares are traded on NASDAQ under the trading symbol "PLPC". As of March 12, 2008, the Company had approximately 718 shareholders of record. The following table sets forth for the periods indicated (i) the high and low closing sale prices per share of the Company's Common Shares as reported by the NASDAQ and (ii) the amount per share of cash dividends paid by the Company.

While the Company expects to continue to pay dividends of a comparable amount in the near term, the declaration and payment of future dividends will be made at the discretion of the Company's Board of Directors in light of then current needs of the Company. Therefore, there can be no assurance that the Company will continue to make such dividend payments in the future.

	Year ended December 31					
	2007			2006		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$36.67	$33.40	$0.20	$45.58	$31.74	$0.20
Second	54.32	36.11	0.20	37.90	30.75	0.20
Third	58.26	42.82	0.20	39.70	34.43	0.20
Fourth	61.08	49.04	0.20	36.97	30.93	0.20

Equity Compensation Plan Information

The information required by Item 201(d) of Regulation S-K is set forth in Note G to the Notes to Consolidated Financial Statements.

Performance Graph

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in the Company's Common Shares with the cumulative total return of hypothetical investments in the NASDAQ Market Index and the Hemscott Industry Group 627 (Industrial Electrical Equipment) Index based on the respective market price of each investment at December 31, 2002, December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006, and December 31, 2007, assuming in each case an initial investment of $100 on December 31, 2002, and reinvestment of dividends.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG PREFORMED LINE PRODUCTS CO., NASDAQ MARKET INDEX AND HEMSCOTT GROUP INDEX



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HEMSCOTT GROUP INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON JAN. 01, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2007

COMPANY / INDEX / MARKET	2002	2003	2004	2005	2006	2007
PREFORMED LINE PRODUCTS CO	100.00	193.39	187.24	282.16	237.98	411.84
HEMSCOTT GROUP INDEX	100.00	139.87	155.28	186.88	250.12	345.64
NASDAQ MARKET INDEX	100.00	150.36	163.00	166.58	183.68	201.91

Purchases of Equity Securities

Period (2007)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased under the Plans or Programs
October	-	-	8,022	191,978
November	-	-	8,022	191,978
December	-	-	8,022	191,978
Total	-			

On February 15, 2007, the Board of Directors authorized a plan to repurchase up to 200,000 shares of Preformed Line Products Company Common Shares, superseding any previously authorized plan, including the December 2004 plan. There were no repurchases for the three-month period ended December 31, 2007.

Item 6. Selected Financial Data

	2007	2006	2005	2004	2003
	(Thousands of dollars, except per share data)				
Net Sales and Income					
Net sales	$254,607	$216,937	$205,804	$183,112	$153,333
Operating income	21,719	16,782	17,958	15,914	5,503
Income before income taxes, equity in net income of joint ventures and minority interests	21,969	17,641	18,573	16,036	5,273
Net income	14,159	12,103	12,030	13,094	4,396
Per Share Amounts					
Net income - basic	$2.64	$2.16	$2.10	$2.28	$0.76
Net income - diluted	2.61	2.14	2.08	2.26	0.76
Dividends declared	0.80	0.80	0.80	0.80	0.80
Shareholders' equity	27.82	24.47	23.32	22.51	20.78
Other Financial Information					
Current assets	$119,188	$100,374	$110,304	$101,537	$88,943
Total assets	203,866	170,852	168,458	158,742	148,934
Current liabilities	42,349	32,372	33,900	27,251	24,093
Long-term debt	4,959	4,361	4,928	3,634	4,399
Capital leases	373	478	305	574	-
Shareholders' equity	149,721	131,148	133,715	128,464	120,801

In 2007 the Company adopted FASB Staff Position No. AUG AIR – 1 "Accounting for Planned Major Maintenance Activities". As of December 31, 2007, the Company changed the classification of the portion of inventories not expected to be sold within one year to noncurrent and included the amount in Other assets. As of December 31, 2007, the Company changed the classification of the Supplemental Profit Sharing Plan not expected to be paid out within one year to Other noncurrent liabilities. The financial information for the prior years noted above has been restated to provide comparable information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related Notes To Consolidated Financial Statements included in Item 8 in this report. The reportable segments are PLP-USA, Superior Modular Products (SMP), Australia, Brazil, South Africa, Canada, and All Other. Our PLP-USA segment is comprised of our U.S. operations primarily supporting our domestic energy and telecommunications products. The SMP segment is comprised of our U.S. operations supporting our data communication products. The Australia segment is comprised of all of our operations in Australia supporting energy, telecommunications and data communications products. As a result of completing our integration of the data communications products into our Australian facility those products are included in our Australian segment beginning in 2007. Prior periods have been restated accordingly. Our Brazil and Canada segments are comprised of the manufacturing and sales operations from those locations which meet at least one of the criteria of a reportable segment. Our final segment is South Africa, which is comprised of a manufacturing and sales operation, and has been included as a segment to comply with reporting segments for 75% of consolidated sales. Our remaining operations are included in All Other as none of these operations meet the criteria for a reportable segment and individually represent less that 10% for each of our combined net sales, consolidated net income, and consolidated assets.

Market Overview

Our business continues to be concentrated in the energy and communications markets. During 2007, industry consolidation continued as distributors and service provider consolidations took place in all of our major markets. This trend is expected to continue in 2008. We have a growing concern that a slowing economy coupled with an already depressed U.S. housing market could further affect construction projects and negatively impact growth opportunities in our core markets going forward.

In 2007, we experienced growth in our energy markets. We continued to see the investment in new transmission grids, new technologies, and upgrading and maintenance of the existing energy infrastructure. We expect the distribution energy market to slow in 2008 but anticipate continued growth in demand for transmission and fiber optic products.

Our international business is more concentrated in the energy markets. Historically, our international sales were primarily to the distribution portion of the energy market. We continued to increase our energy distribution sales while also experiencing significant sales growth in the energy transmission market. In 2007, we acquired approximately 84% of Belos SA (Belos), located in Bielsko-Biala, Poland, broadening our transmission product offering for the energy markets. We expect that growth in the international energy markets will continue for the foreseeable future as new construction projects are added in developing markets and there is a need to rebuild and refurbish the international energy transmission and distribution infrastructure. We believe that we are well positioned to supply the needs of the world's diverse energy market requirements as a result of our strategically located operations and array of product designs and technologies.

In our communications markets, telecommunication companies continued to curtail their investment in the construction and maintenance of copper networks while diverting some of these resources into Fiber-to-the-Premise (FTTP) projects. We anticipate the investment in the copper network will continue to decline. The large communications carriers are rationalizing their vendor base. This results in downward pressure on prices.

In 2007, we saw an improvement in the U.S. investment spending on infrastructure by the telephone companies, the cable television (CATVs) providers and by municipalities and we expect growth opportunities in these markets to continue assuming the economy stabilizes. Additionally, many of our new product offerings which are presently in the approval process and undergoing third party testing should provide an opportunity to enhance our product offerings to the large communication carriers. In 2007, we continued to develop our brand and product awareness internationally as part of a concentrated effort in FTTP. As a result, several international carriers are conducting field trials of our products to be used on future FTTP projects.

Preface

Sales increased 17% in 2007 compared to 2006. The increase in sales coupled with an improvement in labor and overhead cost resulted in a 18% increase in gross profit. Costs and expenses increased 14%, partially offsetting the gross profit improvement, with the result being an increase in operating income of $4.9 million, or 29%, from 2006. However, a less favorable effective tax rate in 2007 resulted in net income only increasing 17% or $2.1 million compared to 2006. Earnings per share increased 22% compared to 2006 due to the impact of share repurchases.

Our consolidated financial results for the year ended December 31, 2007 incorporated the financial results of our solar energy operation, Direct Power and Water Corporation (DPW), acquired on March 22, 2007 as well as the results of Belos acquired on September 6, 2007. The results of these two operations are included in our All Other segment.

2007 Results of Operations compared to 2006

In 2007, net sales were $254.6 million, an increase of $37.7 million, or 17%, from 2006 as summarized in the following table:

	Year ended December 31,					
thousands of dollars	2007	2006	Change	Change due to currency conversion rate changes	Net change	% Net change
Net sales						
PLP-USA	$ 103,173	$ 91,412	$ 11,761	$ -	$ 11,761	13 %
SMP	21,318	20,027	1,291	-	1,291	6
Australia	29,855	25,867	3,988	3,093	895	3
Brazil	26,236	20,990	5,246	2,887	2,359	11
South Africa	8,049	8,244	(195)	(244)	49	1
Canada	10,620	9,824	796	618	178	2
All Other	55,356	40,573	14,783	2,982	11,801	29
Consolidated	$ 254,607	$ 216,937	$ 37,670	$ 9,336	$ 28,334	13 %

PLP-USA net sales of $103.2 million increased $11.8 million, or 13%, compared to 2006. Approximately 60% of the increase in net sales was due to an increase in volume. We anticipate a slight increase in sales in 2008, although we believe PLP-USA sales for the year may be impacted by a slowing economy and housing market. SMP net sales of $21.3 million increased $1.3 million, or 6%, compared to 2006 due primarily to increased volume in export sales. International net sales in 2007 were favorably impacted by $9.4 million when converted to U.S. dollars, as a result of a weaker U.S. dollar to certain foreign currencies. Excluding the effect of currency conversion, Australia net sales increased $.9 million, or 3%, Canada net sales increased $.2 million, or 2% and South Africa net sales increased less than $.1 million, or 1%, all due primarily to volume. Brazil net sales increased $2.4 million, or 11%, compared to 2006 due primarily to volume in transmission products. Excluding the effects of currency conversion, All Other net sales increased $11.8 million, or 29%, compared to 2006. The inclusion of DPW and Belos net sales accounted for all the 2007 increase in All Other net sales. We continue to see competitive pricing pressures globally but believe that our international sales will continue to grow in 2008 but at a slower rate of increase than we experienced in 2007.

Gross profit of $82.1 million for 2007 increased $12.3 million, or 18%, compared to 2006 as summarized in the following table:

thousands of dollars	Year ended December 31, 2007	2006	Change	Change due to currency conversion rate changes	Net change	% Net change
Gross profit						
PLP-USA	$ 33,680	$ 27,914	$ 5,766	$ -	$ 5,766	21 %
SMP	4,201	5,080	(879)	-	(879)	(17)
Australia	9,911	8,349	1,562	1,031	531	6
Brazil	8,048	6,020	2,028	856	1,172	19
South Africa	3,258	3,515	(257)	(140)	(117)	(3)
Canada	4,812	4,330	482	301	181	4
All Other	18,192	14,597	3,595	1,027	2,568	18
Consolidated	$ 82,102	$ 69,805	$ 12,297	$ 3,075	$ 9,222	13 %

PLP-USA gross profit of $33.7 million increased $5.8 million, or 21%, due primarily to $6 million related to higher net sales partially offset by a $.2 million increase in production and shipping costs. SMP gross profit of $4.2 million decreased $.9 million, or 17%, primarily due to increased export sales which carry a lower margin than domestic distribution and OEM sales. The conversion of local currency to U.S. dollars favorably impacted gross profit by $3.1 million. Excluding the impact of currency conversion, Australia gross profit increased $.5 million and Canada gross profit increased $.2 million due primarily to increased sales and improved product margins. Excluding the effect of currency conversion, Brazil gross profit increased $1.2 million due to the excess and obsolescence reserve adjustment. During 2007, management's comprehensive review of the components of the Company's Brazil operation's excess and obsolescence reserve calculation discovered that the details of the reserve account included an inappropriate reserve of $.6 million at December 31, 2006. Based on the timing of the completion of certain aspects of this review, the Company recorded a $.4 million adjustment in the first quarter of 2007 and an additional adjustment of $.2 million in the second quarter of 2007 related to the excess and obsolete reserve at December 31, 2006. During the 2007 year-end closing process, management's detailed review of the calculation of the Company's elimination of intercompany profit in ending inventory identified an adjustment of $.9 million in additional profit in ending inventory of which $.5 million related to profit in ending inventory at December 31, 2006. Management has determined that the 2006 amounts, which were recorded in 2007, were not material quantitatively or qualitatively, either individually or on a net basis, to 2006 and 2007 results of operations. Excluding the effect of currency conversion, South Africa gross profit decreased $.1 million primarily as a result of higher product costs and All Other gross profit increased $2.6 million. The inclusion of DPW and Belos in 2007 results accounted for 85% of the increase in All Other gross profit. We anticipate an increase in the cost of many of our raw material commodities throughout 2008 putting pressure on maintaining gross profit percentages achieved in 2007.

Costs and expenses increased $7.9 million, or 14%, compared to 2006 as summarized in the following table:

thousands of dollars	Year ended December 31,					
	2007	2006	Change	Change due to currency conversion rate changes	Net change	% Net change
Costs and expenses						
PLP-USA	$ 31,747	$ 27,436	$ 4,311	$ -	$ 4,311	16 %
SMP	5,480	5,991	(511)	-	(511)	(9)
Australia	5,819	4,891	928	605	323	7
Brazil	4,735	4,508	227	505	(278)	(6)
South Africa	1,270	1,357	(87)	(44)	(43)	(3)
Canada	1,586	1,428	158	81	77	5
All Other	11,571	8,746	2,825	675	2,150	25
Consolidated	$ 62,208	$ 54,357	$ 7,851	$ 1,822	$ 6,029	11 %

PLP-USA costs and expenses increased $4.3 million primarily as a result of a $.8 million increase in commission expense, a $2.3 million increase in personnel expenses, a $1 million increase in auditing fees, one-half of which is nonrecurring, and a $.2 million increase in travel related expenses compared to 2006. SMP costs and expenses decreased $.5 million primarily as a result of a $.2 million decrease in personnel expenses, a $.2 million decrease in related travel expenses and a $.1 million decrease in professional services. The weaker dollar unfavorably impacted costs and expenses by $1.8 million when international costs in local currency were translated to U.S. dollars compared to the same period in 2006. Excluding the effects of currency exchange rate change compared to 2006, Australia costs and expenses increased $.3 million due primarily to an increase in personnel related expenses. Brazil costs and expenses decreased $.3 million net of the effects of currency exchange rate change due primarily to lower Sarbanes-Oxley consulting and auditing fees. South Africa decreased costs and expenses of less than $.1 million were primarily a result of lower personnel related expenses and auditing fees. Excluding the effects of currency exchange rate change, Canada costs and expenses increased $.1 million primarily as a result of an increase in professional fees. Excluding the effects of the currency exchange rate change compared to 2006, All Other costs and expenses increased $2.2 million. This increase was primarily a result of including DPW and Belos costs and expenses of $1.9 million in 2007 results and recording a $.2 million goodwill impairment charge in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* in 2007.

Royalty income of $1.8 million increased $.5 million as a result of higher SMP royalties compared to 2006.

Operating income of $21.7 million for the year ended December 31, 2007 increased $4.9 million, or 29%, compared to 2006. This increase was primarily the result of the $12.3 million increase in gross profit and the $.5 million increase in royalty income being partially offset by the $7.9 million increase in costs and expenses. PLP-USA operating income increased $1.5 million primarily as a result of the $5.8 million increase in gross profit offset by the $4.3 million increase in costs and expenses. SMP operating income increased $.2 million primarily as a result of the $.5 million increase in royalty income and the $.5 million decrease in costs and expenses being partially offset by the $.9 million reduction in gross profit compared to 2006. Australia operating income increased $.4 million as a result of the $1.6 million increase in gross profit partially offset by the $.9 million increase in costs and expenses and a $.2 million increase in intercompany royalty expense. Brazil operating income increased $2 million as a result of the $2 million increase in gross profit and a $.2 million reduction in intercompany royalty expense partially offset by the $.2 million increase in costs and expenses. South Africa operating income decreased $.2 million as a result of the $.3 million decrease in gross profit being partially offset by the decrease in costs and expenses. Canada operating income of $2.7 million increased $.3 million primarily as a result of the $.5 million increase in gross profit partially offset by the $.2 million increase in costs and expenses. All Other operating income of $4.6 million increased $.7 million as a result of the $3.6 million increase in gross profit partially offset by the $2.8 million increase in cost and expenses and a $.1 million increase in intercompany royalty expense.

Other income for the year ended December 31, 2007 of $.2 million decreased $.6 million compared to 2006 as a result of a $.4 million decrease in interest income net of interest expense and a $.2 million increase in miscellaneous non-operating expenses.

Income taxes for the year ended December 31, 2007 of $7.8 million were $2.2 million higher than the previous year. The effective tax rate in 2007 on income before income taxes was 35.3% compared to 31.4% in 2006. The 2007 effective tax rate is higher than the 34% statutory rate primarily as a result of a provision for a valuation allowance against foreign net operating loss carryforwards. The 2006 effective tax rate is lower than the 34% statutory rate primarily as a result of a reduction in the valuation allowance related to foreign tax credit carryforwards.

Net income for the year ended December 31, 2007 was $14.2 million, or $2.61 per diluted share, compared to net income of $12.1 million, or $2.14 per diluted share, in 2006. This represents an increase of $2.1 million, or $.47 per diluted share. PLP-USA net income of $4 million increased $.1 million compared to 2006 as a result of a $1.5 million increase in operating income partially offset by a $.3 million decrease in interest income, a $.3 million increase in other expense and a $.8 million increase in income taxes. SMP net income of $.4 million increased $.1 million compared to 2006 primarily as a result of a $.1 million increase in operating income. Australia net income of $1.7 million in 2007 increased $.3 million compared to 2006 due primarily to a $.4 million increase in operating income partially offset by a $.1 million increase in income taxes. Brazil net income of $2.3 million increased $1.4 million compared to 2006 due to a $2 million increase in operating income partially offset by a $.1 million increase in interest expense and a $.5 million increase in income taxes. South Africa net income of $1.2 million decreased $.1 million compared to 2006 primarily due to a $.2 million decrease in operating income partially offset by a $.1 million increase in interest income. Canada net income of $1.8 million increased $.1 million from 2006 due primarily to a $.3 million increase in operating income partially offset by a $.1 million reduction in interest income and a $.1 million increase in income taxes. All Other net income of $2.7 million increased $.1 million compared to 2006 primarily as a result of a $.7 million increase in operating income partially offset by a $.6 million increase in income taxes.

2006 Results of Operations compared to 2005

In 2006, net sales were $216.9 million, an increase of $11.1 million, or 5%, from 2005 as summarized in the following table:

thousands of dollars	Year ended December 31, 2006	2005	Change	Change due to currency conversion rate changes	Net change	% Net change
Net sales						
PLP-USA	$ 91,412	$ 95,776	$ (4,364)	$ -	$ (4,364)	(5) %
SMP	20,027	19,572	455	-	455	2
Australia	25,867	22,607	3,260	(284)	3,544	16
Brazil	20,990	16,510	4,480	2,287	2,193	13
South Africa	8,244	7,319	925	(474)	1,399	19
Canada	9,824	9,027	797	629	168	2
All Other	40,573	34,993	5,580	311	5,269	15
Consolidated	$ 216,937	$ 205,804	$ 11,133	$ 2,469	$ 8,664	4 %

PLP-USA net sales of $91.4 million decreased $4.4 million, or 5%, compared to 2005 due primarily to a volume decrease. SMP net sales of $20 million increased $.5 million, or 2%, compared to 2005 due primarily to volume. International net sales in 2006 were favorably impacted by $2.5 million, or 2.4%, when converted to U.S. dollars, as a result of a weaker U.S. dollar to certain foreign currencies. Excluding the effect of currency conversion, Australia net sales increased $3.5 million, Brazil net sales increased $2.2 million and South Africa net sales increased $1.4 million due primarily to volume. Canada net sales increased $.2 million, or 2% compared to 2005. Excluding the effects of currency conversion, All Other net sales increased $5.3 million, or 15%, compared to 2005 due primarily to volume.

Gross profit of $69.8 million for 2006 decreased $2.4 million, or 4%, compared to 2005 as summarized in the following table:

thousands of dollars	Year ended December 31, 2006	2005	Change	Change due to currency conversion rate changes	Net change	% Net change
Gross profit						
PLP-USA	$ 27,914	$ 31,236	$ (3,322)	$ -	$ (3,322)	(11) %
SMP	5,080	5,249	(169)	-	(169)	(3)
Australia	8,349	6,735	1,614	(74)	1,688	25
Brazil	6,020	4,541	1,479	659	820	18
South Africa	3,515	3,188	327	(212)	539	17
Canada	4,330	4,297	33	276	(243)	(6)
All Other	14,597	12,174	2,423	131	2,292	19
Consolidated	$ 69,805	$ 67,420	$ 2,385	$ 780	$ 1,605	2 %

The conversion of local currency to U.S. dollars favorably impacted gross profit by $.8 million. PLP-USA gross profit of $27.9 million decreased $3.3 million, or 11%, due primarily to a $1.4 million decrease related to lower net sales, a $1.1 million increase in product cost and mix coupled with a $.8 million increase in freight and depreciation expenses. SMP gross profit of $5.1 million decreased $.2 million, or 3%, primarily due to a $.3 million increase in product cost and mix partially offset by a $.1 million increase on increased sales. Excluding the impact of currency conversion, Australia gross profit increased $1.7 million, Brazil gross profit increased $.8 million and South Africa gross profit increased $.5 million due primarily to increased sales. Excluding the effect of currency conversion, Canada gross profit decreased $.2 million primarily as a result of higher product costs and All Other gross profit increased $2.3 million primarily due to increased sales.

Costs and expenses increased $3.4 million, or 7%, compared to 2005 as summarized in the following table:

thousands of dollars	Year ended December 31, 2006	2005	Change	Change due to currency conversion rate changes	Net change	% Net change
Costs and expenses						
PLP-USA	$ 27,436	$ 26,881	$ 555	$ -	$ 555	2 %
SMP	5,991	5,411	580	-	580	11
Australia	4,891	4,457	434	(61)	495	11
Brazil	4,508	3,731	777	434	343	9
South Africa	1,357	1,014	343	(83)	426	42
Canada	1,428	1,469	(41)	90	(131)	(9)
All Other	8,746	7,946	800	85	715	9
Consolidated	$ 54,357	$ 50,909	$ 3,448	$ 465	$ 2,983	6 %

PLP-USA costs and expenses increased $.6 million primarily as a result of a $1.3 million increase in personnel expenses partially offset by a $.4 million reduction in commission expense on lower sales, a $.2 million gain on the sale of land and a $.1 million decrease in bad debt expense primarily as a result of a $.1 million recovery in 2006 of accounts previously written off. SMP costs and expenses increased $.6 million primarily as a result of a $.4 million increase in personnel expenses, a $.1 million increase in commission expense and a $.1.million increase in travel related expenses. The weaker dollar unfavorably impacted costs and expenses by $.5 million when foreign costs in local currency were translated to U.S. dollars compared to the same period in 2005. Excluding the effects of currency exchange rate change compared to 2005, Australia costs and expenses increased $.5 million due primarily to an increase in personnel expenses and audit fees. Brazil costs and expenses increased $.3 million net of the effects of currency exchange rate change due primarily to increased personnel expenses. South Africa increased costs and expenses of $.4 million was primarily a result of a $.2 million increase in personnel expenses and a $.2 million increase in repair and maintenance and a loss on foreign currency transactions. Excluding the effects of currency exchange rate change, Canada costs and expenses decreased $.1 million primarily as a result of $.1 million decrease in sales promotional expenses. All Other costs and expenses increased $.7 million primarily as a result of a $.5 million increase in personnel expenses and a $.3 million increase in a loss on foreign currency transactions.

Royalty income of $1.3 million decreased $.1 million as a result of lower SMP data communications royalties compared to 2005.

Operating income of $16.7 million for the year ended December 31, 2006 decreased $1.2 million, or 7%, compared to 2005. This decrease was primarily a result of the $2.4 million increase in gross profit being more than offset by the $3.4 million increase in costs and expenses and the $.1 million reduction in royalty income. PLP-USA operating income decreased $3.1 million primarily as a result of the $3.3 million decrease in gross profit and the $.6 million increase in costs and expenses being partially offset by an increase in intercompany royalty income. SMP operating income decreased $.9 million primarily as a result of the $.2 million decrease in gross profit, the $.6 million increase in costs and expenses and a $.1 million decrease in royalty income. Australia operating income increased $1 million as a result of the $1.6 million increase in gross profit partially offset by the $.5 million increase in costs and expenses and a $.1 million increase in intercompany royalty expense. Brazil operating income increased $.6 million as a result of the $1.5 million increase in gross profit partially offset by the $.8 million increase in costs and expenses and a $.1 million increase in intercompany royalty expense. South Africa operating income decreased $.1 million as a result of the increase in costs and expenses and intercompany royalties being slightly greater than the $.3 million increase in gross profit. Canada operating income of $2.4 million remained relatively unchanged compared to 2005. All Other operating income of $3.9 million increased $1.3 million as a result of the $2.4 million increase in gross profit partially offset by the $.8 million increase in cost and expenses and a $.3 increase in intercompany royalty expense.

Other income for the year ended December 31, 2006 of $.8 million improved $.2 million compared to 2005 as a result of an increase in interest income net of interest expense.

Income taxes for the year ended December 31, 2006 of $5.5 million were $1 million lower than the previous year. The effective tax rate in 2006 on income before income taxes was 31% compared to 35% in 2005. The 2006 effective tax rate is lower than the 34% statutory rate primarily as a result of a reduction in the valuation allowance related to foreign tax credit carryforwards.

Net income for the year ended December 31, 2006 was $12.1 million, or $2.14 per diluted share, compared to net income of $12 million, or $2.08 per diluted share, in 2005. This represents an increase of $.1 million or $.06 per diluted share. PLP-USA net income of $3.9 million decreased $1 million compared to 2005 as a result of the $3.1 million decrease in operating income partially offset by a $.3 million increase in interest income, a $.1 million decrease in other expense and a $1.7 million decrease in income taxes. SMP net income of $.3 million decreased $.6 million compared to 2005 primarily as a result of the $.9 million decrease in operating income partially offset by lower income taxes. Australia net income of $1.4 million in 2006 increased $.5 million compared to 2005 due primarily to the $1 million increase in operating income partially offset by a $.1 million increase in interest expense and a $.4 million increase in income taxes. Brazil net income of $.9 million increased $.4 million compared to 2005 due to the $.6 million increase in operating income and a $.1 million increase in interest income partially offset by an increase in income taxes. South Africa net income of $1.3 million increased $.2 million compared to 2005 primarily due to lower income taxes partially offset by the $.1 million decrease in operating income. Canada net income of $1.7 million remained relatively unchanged from 2005. All Other net income of $2.6 million increased $.6 million compared to 2005 primarily as a result of the $1.3 million increase in operating income partially offset by a $.3 million increase in interest expense - net and $.4 million in increased income taxes.

Working Capital, Liquidity and Capital Resources

Cash decreased $6.6 million for the year ended December 31, 2007. Net cash provided by operating activities was $14.7 million. The major uses of cash were capital expenditures of $9.6 million, business acquisitions of $8.4 million and dividends of $4.3 million.

Net cash provided by operating activities decreased $.1 million compared to 2006 primarily as a result of a $2.1 million increase in net income, an increase in non-cash items of $1.3 million offset by $3.5 million increase in operating assets (net of operating liabilities) to support higher sales. Non-cash items increased primarily due to an increase in depreciation of $.5 million on assets, $6 million change in deferred taxes and $.2 million goodwill impairment charge.

Net cash used in investing activities of $17.7 million represents an increase of $7.8 million when compared to cash used in investing activities in 2006. In March 2007, we acquired all of the issued and outstanding shares of DPW for an initial payment of $2.6 million. In September 2007, we acquired 83.74% of the issued and outstanding shares of Belos for an initial payment of $6 million. Capital expenditures decreased $.6 million in the year ended December 31, 2007 when compared to the same period in 2006.

Cash used in financing activities was $4.6 million compared to $15.2 million in the previous year. Cash used for financing was used primarily to pay dividends of $4.3 million in 2007 and $4.5 million in 2006. During 2006 we had repurchased common shares in the amount of $12 million.

We have commitments under operating leases primarily for office and manufacturing space, transportation equipment, office and computer equipment and capital leases primarily for equipment. One such lease is for our aircraft with a lease commitment through April 2012. Under the terms of the lease, we maintain the risk to make up a deficiency from market value attributable to damage, extraordinary wear and tear, excess air hours or exceeding maintenance overhaul schedules required by the Federal Aviation Administration. At the present time, we believe our risks, if any, to be immaterial because the estimated market value of the aircraft approximates its residual value.

Our financial position remains strong and our current ratio at December 31, 2007 and 2006 was 2.8 to 1 compared to 3.1 to 1 at December 31, 2006. Our current ratio decreased primarily due to capital expenditures and acquisitions. At December 31, 2007, our unused balance under our main credit facility was $20 million and our bank debt to equity percentage was 6%. The revolving credit agreement contains, among other provisions, requirements for maintaining levels of working capital, net worth and profitability. At December 31, 2007, we were in compliance with these covenants. We believe our future operating cash flows will be more than sufficient to cover debt repayments, other contractual obligations, capital expenditures and dividends. In addition, we believe our existing cash of $23.4 million, together with our untapped borrowing capacity, provides substantial financial resources. If we were to incur significant additional indebtedness, we expect to be able to meet liquidity needs under the credit facilities. We do not believe we would increase our debt to a level that would have a material adverse impact upon results of operations or financial condition.

Contractual obligations and other commercial commitments are summarized in the following tables:

Contractual Obligations	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Thousands of dollars					
Notes payable to bank (A)	$ 4,163	$ 4,163	$ -	$ -	$ -
Long-term debt (B)	5,399	2,028	1,370	1,940	61
Capital leases	373	249	106	18	-
Operating leases	16,864	1,160	2,040	1,767	11,897
Purchase commitments	1,365	1,365	-	-	-
Pension contribution and other retirement plans (C)	227	227	-	-	-
Income taxes payable, non-current (D)	-	-	-	-	-

Other Commercial Commitments	Amount of Commitment Expiration by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Thousands of dollars					
Letters of credit	$ 5,592	$ 5,468	$ 103	$ 21	$ -
Guarantees	259	163	96	-	-

(A) Interest on short-term debt is included in the table at interest rates from 4.50% to 8.0% based on the variable interest rates in effect at December 31, 2007.
(B) Interest on long-term debt is included in the table at interest rates from 3.0% to 7.11% based on the variable interest rates in effect at December 31, 2007.
(C) Amount represents the expected contribution to the Company's defined benefit pension plan in 2008. Future expected amounts have not been disclosed as such amounts are subject to change based on performance of the assets in the plan as well as the discount rate used to determine the obligation. At December 31, 2007, the Company's unfunded contractual obligation was $2.8 million. The Company's Supplemental Profit Sharing Plan accrued pension liability at December 31, 2007 was $.9 million. Future expected amounts have not been disclosed as the Company is unable to estimate the years in which benefit payments may occur.
(D) On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" (FIN 48)." For further discussion, see Note A and Note F to the Company's Consolidated Financial Statements. As of December 31, 2007, there were $1.8 million of tax liabilities, including interest, related to unrecognized tax benefits. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, if any, the Company is unable to estimate the years in which cash settlement may occur with the respective tax authorities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgment and uncertainties, and potentially may result in materially different outcomes under different assumptions and conditions.

Receivable Allowances

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We record estimated allowances for uncollectible accounts receivable based upon the number of days the accounts are past due, the current business environment, and specific information such as bankruptcy or liquidity issues of customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. During 2007, we recorded a provision for doubtful accounts of $.3 million. The allowance for doubtful accounts represents approximately 2% of our trade receivable at December 31, 2007 and 3% of our trade receivable at December 31, 2006.

Reserve for credit memos

We maintain an allowance for future sales credits related to sales recorded during the year. Our estimated allowance is based on historical sales credits issued in the subsequent year related to the prior year and any significant open return good authorizations as of the balance sheet date. Our allowance is updated on a quarterly basis. The out of period credit reserve represents approximately 1% of our trade receivables at December 31, 2007 and 2006.

Excess and Obsolescence Reserves

We provide excess and obsolescence reserves to state inventories at the lower of cost or estimated market value. We identify inventory items which have had no usage or are in excess of the usages over the historical 12 to 36 months. A management team with representatives from marketing, manufacturing, engineering and finance reviews these inventory items and determines the disposition of the inventory and assesses the estimated market value based on their knowledge of the product and market conditions. These conditions include among other things, future demand for product, product utility, unique customer order patterns or unique raw material purchase patterns, changes in customer and quality issues. At December 31, 2007 and 2006 the allowance for excess and obsolete inventory was 6% and 9% of gross inventory. If the impact of market conditions worsen from those projected by management, additional inventory write-downs may be necessary.

Impairment of Long-Lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the discounted cash flows estimated to be generated by those assets are less than the carrying value of those items. Our cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions.

Goodwill

We perform our annual impairment test for goodwill and intangibles with indefinite lives utilizing a discounted cash flow methodology, market comparables, and an overall market capitalization reasonableness test in computing fair value by reporting unit. We then compare the fair value of the reporting unit with its carrying value to assess if goodwill and other indefinite life intangibles have been impaired. Based on the assumptions as to growth, discount rates and the weighting used for each respective valuation methodology, results of the valuations could be significantly changed. However, we believe that the methodologies and weightings used are reasonable and result in appropriate fair values of the reporting units.

Our measurement date for our annual impairment test is January 1 of each year. We perform interim impairment tests if trigger events or changes in circumstances indicate the carrying amount may be impaired. There were no trigger events during 2006 or 2005 and as such only an annual impairment test was performed. During 2007 losses continued for our Thailand operation which presented an indicator that the goodwill may be impaired. The goodwill for the Thailand operation in the amount of $.2 million was impaired and written off as of January 1, 2007.

Deferred Tax Assets

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards. We established a valuation allowance to record our deferred tax assets at an amount that is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expense in the period such determination was made.

Uncertain Tax Positions

We identify tax positions taken on the federal, state, local and foreign income tax returns filed or to be filed. A tax position can include: a reduction in taxable income reported in a previously filed tax return or expected to be reported on a future tax return that impacts the measurement of current or deferred income tax assets or liabilities in the period being reported; a decision not to file a tax return; an allocation or a shift of income between jurisdictions; the characterization of income or a decision to exclude reporting taxable income in a tax return; or a decision to classify a transaction, entity or other position in a tax return as tax exempt. We determine whether a tax position is an uncertain or a routine business transaction tax position that is more-likely-than-not to be sustained at the full amount upon examination.

Under FIN 48, tax benefits from uncertain tax positions that reduce our current or future income tax liability, are reported in our financial statements only to the extent that each benefit was recognized and measured under a two step approach. The first step requires us to assess whether each tax position based on its technical merits and facts and circumstances as of the reporting date, is more-likely-than-not to be sustained upon examination. The second step measures the amount of tax benefit that we recognize in the financial statements, based on a cumulative probability approach. A tax position that meets the more-likely-than-not threshold that is not highly certain is measured based on the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming that the tax authority has examined the position and has full knowledge of all relevant information.

FIN 48 requires subjectivity of judgments to identify outcomes and to assign probability in order to estimate the settlement amount. We provide estimates in order to determine settlement amounts. During the year ended December 31, 2007, we recognized a provision of less than \$.1 million of uncertain tax positions and interest, which was net of a \$.4 million benefit for the amounts that lapsed through expiring statutes. At December 31, 2007, total reserves for uncertain tax positions and related interest are \$1.8 million.

Business Combinations

We account for business acquisitions using the purchase method, which requires us to allocate the cost of an acquired business to the acquired tangible and intangible assets and the liabilities based on their estimated fair values at acquisition date. We recognize the excess of an acquired business's cost over the fair value of acquired assets less liabilities as goodwill. When the amount assigned to assets acquired and liabilities assumed exceeds the cost of the acquired business, we recognize an additional cost element for the acquired business related to any contingent consideration and recognize a liability for the lesser of the maximum amount of the contingent consideration or the excess. When the amount assigned to assets acquired and liabilities assumed exceeds the cost of the acquired business including any related contingent consideration, we allocate the excess as a pro rata reduction of the amounts that otherwise would have been assigned to the acquired property and equipment and other intangible assets of the acquired business. Generally we use third-party appraisers to determine the fair values and lives of property and identifiable intangibles and consult with actuaries to determine the fair value of obligations under retirement plans assumed and legal counsel to assess obligations associated with legal and environmental claims, if any.

Pensions

We record plan assets, obligations and expenses related to pension benefit plans based on actuarial valuations, which include key assumptions on discount rates, expected returns on plan assets and compensation increases. These actuarial assumptions are reviewed annually and modified as appropriate. The effect of modifications is generally recorded or amortized over future periods. The discount rate of 6.5% at December 31, 2007 reflects an analysis of yield curves as of the end of the year and the schedule of expected cash needs of the plan. The expected long-term return on plan assets of 8.0% reflects the plan's historical returns and represents our best estimate of the likely future returns on the plan's asset mix. We believe the assumptions used in recording obligations under the plans are reasonable based on prior experience, market conditions and the advice of plan actuaries. However, an increase in the discount rate would decrease the plan obligations and the net periodic benefit cost, while a decrease in the discount rate would increase the plan obligations and the net periodic benefit cost. In addition, an increase in the expected long-term return on plan assets would decrease the net periodic pension cost, while a decrease in expected long-term return on plan assets would increase the net periodic pension cost.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157 (SFAS 157), "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This standard does not require new fair value measurements; however the application of this standard may change current practice for an entity. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal periods. In February 2008, the FASB issued Financial Staff Position (FSP) FAS 157-2 (FSP FAS 157-2), which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. FSP FAS 157-2 states that a measurement is recurring if it happens at least annually and defines nonfinancial assets and nonfinancial liabilities as all assets and liabilities other than those meeting the definition of a financial asset or financial liability in SFAS No. 159. The Company is evaluating the impact this standard will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment to FAS No. 115." This standard permits entities to measure certain financial instruments and other certain items at fair value. The fair value option established by this standard permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair values option has been elected at each subsequent reporting period. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on earnings, but does not eliminate disclosure requirements of other accounting standards. This standard is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is evaluating the impact this standard will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," which is an amendment of Accounting Research Bulletin No. ("ARB") 51. This standard clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This standard changes the way the consolidated income statement is presented, thus requiring consolidated net income to be reported at amounts that include the amounts attributable to both parent and the noncontrolling interest. This standard is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact this standard will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," (SFAS 141(R)). SFAS 141(R) replaces SFAS 141, "Business Combinations." This standard retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This standard requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is evaluating the impact this standard will have on its consolidated financial statements.

In December 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110 (SAB 110). SAB 110 provides guidance on the used of a "simplified" method, as discussed in SAB No. 107 (SAB 107), in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R). SAB 107 did not expect a company to use the simplified method for share option grants after December 31, 2007. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior (e.g. employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. The staff understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Company is currently utilizing the simplified method to estimate the expected term on options granted.

NEWLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" (FIN 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation was effective for the Company starting January 1, 2007.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $.8 million increase in the liability for unrecognized tax benefits which was accounted for as a reduction in retained earnings. The total amount of unrecognized tax benefits including the accrual for interest, as of the date of adoption was $1.8 million, all of which would affect the effective tax rate if recognized. No penalties have been accrued for unrecognized tax positions. Upon adoption of FIN 48 on January 1, 2007, the Company increased its accrual for interest to $.2 million.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This staff position amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines (Airline Guide), and APB No. 28, "Interim Financial Reporting." This staff position prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The Company adopted the direct expense method effective January 1, 2007, and has retrospectively applied this new accounting principle to prior periods.

The cumulative effect of the retrospective application of the new accounting principle to the carrying value of assets and liabilities and the offsetting adjustment to opening January 1, 2005 retained earnings was a decrease in deferred tax assets of $.1 million, a decrease in accrued liabilities of $.2 million and an increase in beginning retained earnings of $.1 million. The effect on the results of operations for the years ended December 31, 2006, and 2005 was an increase to net income of $43 thousand and $45 thousand, respectively, in the PLP-USA segment.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158)." This standard requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. This standard also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This standard also requires disclosure in the notes to financial statements, additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The requirement to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures was effective for an employer with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008.

As a result of adopting SFAS 158, the Company was required to recognize the underfunded status of its PLP-USA defined benefit pension plan as a liability. The adjustment required to recognize the pension liability on adoption of this statement resulted in a reduction of accumulated other comprehensive income for an unrecognized net loss of $3.7 million pre-tax, or $2.3 million net of tax at December 31, 2006. As of December 31, 2007, $2 million pre-tax or $1.3 million after-tax is included in accumulated other comprehensive income for unrecognized net losses. Currently, the Company measures plan assets and benefit obligations as of the date of the balance sheet.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company operates manufacturing facilities and offices around the world and uses fixed and floating rate debt to finance the Company's global operations. As a result, the Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risk related to changes in interest rates and foreign currency exchange rates. The Company believes the political and economic risks related to the Company's international operations are mitigated due to the stability of the countries in which the Company's largest international operations are located.

The Company has no foreign currency forward exchange contracts outstanding at December 31, 2007. The Company does not hold derivatives for trading purposes.

The Company is exposed to market risk, including changes in interest rates. The Company is subject to interest rate risk on its variable rate revolving credit facilities and term notes, which consisted of borrowings of $9 million at December 31, 2007. A 100 basis point increase in the interest rate would have resulted in an increase in interest expense of approximately $.1 million for the year ended December 31, 2007.

The Company's primary currency rate exposures are related to foreign denominated debt, intercompany debt, forward exchange contracts, foreign denominated receivables and cash and short-term investments. A hypothetical 10% change in currency rates would have a favorable/unfavorable impact on fair values of $2.3 million and on income before tax of less than $.1 million.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Preformed Line Products Company

We have audited the accompanying consolidated balance sheets of Preformed Line Products Company and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the consolidated financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Preformed Line Products Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes A and F to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions with the adoption of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" effective January 1, 2007. Also as discussed in Note A, the Company has retrospectively changed its method of accounting for planned major maintenance activities in 2007 with the adoption of FASB Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities."

As discussed in Notes A and G to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" effective January 1, 2006. Also as discussed in Notes A and C to the consolidated financial statements, the Company changed its method of accounting for defined benefit pension and other postretirement plans with the adoption of SFAS No. 158, "Employers' Accounting For Defined Benefit Pension and Other Postretirement Plans" effective December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 4, 2008 expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
April 4, 2008

PREFORMED LINE PRODUCTS COMPANY
CONSOLIDATED BALANCE SHEETS

	December 31	
	2007	2006
	(Thousands of dollars, except share data)	
ASSETS		
Cash and cash equivalents	$ 23,392	$ 29,949
Accounts receivable, less allowances of $1,314 ($1,209 in 2006)	40,482	30,029
Inventories - net	47,563	36,747
Deferred income taxes	3,209	1,145
Prepaids and other	4,542	2,504
TOTAL CURRENT ASSETS	119,188	100,374
Property and equipment - net	62,901	52,810
Patents and other intangibles - net	5,637	2,546
Goodwill	3,928	2,166
Deferred income taxes	4,022	6,528
Other assets	8,190	6,428
TOTAL ASSETS	$ 203,866	$ 170,852
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable to banks	$ 4,076	$ 3,738
Current portion of long-term debt	1,949	2,157
Trade accounts payable	16,083	11,606
Accrued compensation and amounts withheld from employees	7,309	5,556
Accrued expenses and other liabilities	7,507	4,225
Accrued profit-sharing and other benefits	3,577	2,889
Dividends payable	1,076	1,072
Income taxes payable	772	1,129
TOTAL CURRENT LIABILITIES	42,349	32,372
Long-term debt, less current portion	3,010	2,204
Unfunded pension obligation	2,787	3,982
Income taxes payable, noncurrent	1,837	-
Deferred income taxes	1,486	439
Other noncurrent liabilities	1,772	707
Minority interests	904	-
SHAREHOLDERS' EQUITY		
Common stock - $2 par value, 15,000,000 shares authorized, 5,380,956 and 5,360,259 issued and outstanding, net of 378,333 and 365,311 treasury shares at par, respectively	10,762	10,721
Paid in capital	2,720	1,562
Retained earnings	140,339	131,949
Accumulated other comprehensive loss	(4,100)	(13,084)
TOTAL SHAREHOLDERS' EQUITY	149,721	131,148
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 203,866	$ 170,852

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED OPERATIONS

	Year ended December 31		
	2007	2006	2005
	(Thousands of dollars, except share and per share data)		
Net sales	$ 254,607	$ 216,937	$ 205,804
Cost of products sold	172,505	147,132	138,384
GROSS PROFIT	82,102	69,805	67,420
Costs and expenses			
Selling	25,504	22,483	21,665
General and administrative	27,902	23,828	22,325
Research and engineering	8,305	7,659	6,700
Other operating expenses - net	298	387	219
Goodwill impairment	199	-	-
	62,208	54,357	50,909
Royalty income - net	1,825	1,334	1,447
OPERATING INCOME	21,719	16,782	17,958
Other income (expense)			
Interest income	1,150	1,494	1,103
Interest expense	(595)	(564)	(379)
Other expense	(305)	(71)	(109)
	250	859	615
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	21,969	17,641	18,573
Income taxes	7,756	5,538	6,543
NET INCOME BEFORE MINORITY INTERESTS	14,213	12,103	12,030
Minority interests	54	-	-
NET INCOME	$ 14,159	$ 12,103	$ 12,030
Net income per share - basic	$ 2.64	$ 2.16	$ 2.10
Net income per share - diluted	$ 2.61	$ 2.14	$ 2.08
Cash dividends declared per share	$ 0.80	$ 0.80	$ 0.80
Weighted average number of shares outstanding - basic	5,372	5,611	5,725
Weighted average number of shares outstanding - diluted	5,416	5,660	5,783

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year ended December 31		
	2007	2006	2005
	(Thousands of dollars)		
OPERATING ACTIVITIES			
Net income	$ 14,159	$ 12,103	$ 12,030
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	8,079	7,538	7,214
Provision for accounts receivable allowances	1,055	1,161	187
Deferred income taxes	(36)	(636)	(815)
Stock based compensation expense	237	240	-
Excess tax benefits from stock based awards	(253)	-	-
Goodwill impairment	199	-	-
Net investment in life insurance	(18)	(95)	110
Other - net	136	(121)	343
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	(6,365)	(3,632)	2,186
Inventories	(4,942)	(1,688)	(1,728)
Trade accounts payables and accrued liabilities	3,628	(751)	2,528
Income taxes	(585)	936	(197)
Other - net	(624)	(298)	(293)
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,670	14,757	21,565
INVESTING ACTIVITIES			
Capital expenditures	(9,639)	(10,198)	(7,737)
Business acquisitions, net of cash acquired of $187	(8,438)	-	-
Proceeds from the sale of property and equipment	548	469	126
Payments on life insurance	(149)	(149)	(149)
NET CASH USED IN INVESTING ACTIVITIES	(17,678)	(9,878)	(7,760)
FINANCING ACTIVITIES			
Increase (decrease) in notes payable to banks	(528)	2,300	449
Proceeds from the issuance of long-term debt	1,379	3,059	2,142
Payments of long-term debt	(1,456)	(3,986)	(1,030)
Dividends paid	(4,295)	(4,508)	(4,577)
Excess tax benefits from stock based awards	253	-	-
Issuance of common shares	735	102	789
Purchase of common shares for treasury	(651)	(12,140)	(700)
NET CASH USED IN FINANCING ACTIVITIES	(4,563)	(15,173)	(2,927)
Effects of exchange rate changes on cash and cash equivalents	1,014	651	(1,030)
Increase (decrease) in cash and cash equivalents	(6,557)	(9,643)	9,848
Cash and cash equivalents at beginning of year	29,949	39,592	29,744
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 23,392	$ 29,949	$ 39,592

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

	Common Shares	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Cumulative Translation Adjustment	Accumulated Other Comprehensive Income (Loss): Unrecognized Pension Benefit Cost	Total
	(In thousands, except share and per share data)					
Balance at January 1, 2005	$ 11,413	$ 545	$ 128,738	$ (11,917)	$ (442)	$ 128,337
Adjustment to initially apply AUG AIR-1, net of tax provision of $66			128			128
Adjusted balance at January 1, 2005	11,413	545	128,866	(11,917)	(442)	128,465
Net income			12,030			12,030
Foreign currency translation adjustment				(2,008)		(2,008)
Minimum pension liability - net of tax benefit of $182					(278)	(278)
Total comprehensive income						9,744
Purchase of 20,000 common shares	(40)		(660)			(700)
Issuance of 48,084 common shares	97	692				789
Cash dividends declared - $.80 per share			(4,583)			(4,583)
Balance at December 31, 2005	11,470	1,237	135,653	(13,925)	(720)	133,715
Net income			12,103			12,103
Foreign currency translation adjustment				3,167		3,167
Minimum pension liability - net of tax benefit of $441					720	720
Total comprehensive income						15,990
Cumulative effect adjustment to initially apply SFAS 158, net of tax benefit of $1,355					(2,326)	(2,326)
Stock based compensation		240				240
Purchase of 383,202 common shares	(766)		(11,374)			(12,140)
Issuance of 8,664 common shares	17	85				102
Cash dividends declared - $.80 per share			(4,433)			(4,433)
Balance at December 31, 2006	10,721	1,562	131,949	(10,758)	(2,326)	131,148
Net income			14,159			14,159
Foreign currency translation adjustment				7,910		7,910
Recognized net acturial loss net of tax provision of $39					66	66
Current year gain on unfunded pension obligations net of tax provision of $598					1,008	1,008
Total comprehensive income						23,143
Cumulative effect adjustment to initially apply FIN 48			(845)			(845)
Stock based compensation		237				237
Excess tax benefits from stock based awards		253				253
Purchase of 13,022 common shares	(26)		(625)			(651)
Issuance of 33,719 common shares	67	668				735
Cash dividends declared - $.80 per share			(4,299)			(4,299)
Balance at December 31, 2007	$ 10,762	$ 2,720	$ 140,339	$ (2,848)	$ (1,252)	$ 149,721

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands of dollars, except share and per share data, unless specifically noted)

Note A - Significant Accounting Policies

Nature of Operations

Preformed Line Products Company and subsidiaries ("the Company") is a designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, data communication and other similar industries. The Company's primary products support, protect, connect, terminate and secure cables and wires. The Company also manufactures a line of products serving the voice and data transmission markets. The Company also provides solar hardware systems and mounting hardware for a variety of solar power applications. The Company's customers include public and private energy utilities and communication companies, cable operators, financial institutions, governmental agencies, original equipment manufacturers, contractors and subcontractors, distributors and value-added resellers. The Company serves its worldwide markets through strategically located domestic and international manufacturing facilities.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries where ownership is greater than 50%. All intercompany accounts and transactions have been eliminated upon consolidation.

Minority Interests

The Company acquired 83.74% of the issued and outstanding shares of Belos SA (Belos), a Polish company (See Note L - Business Combinations for further details). The Company includes Belos accounts in its consolidated financial statements, and the minority shareholders' interests in Belos income and net assets are reported in the Minority Interests lines of the Statements of Consolidated Operations and the Consolidated Balance Sheets, respectively.

Cash and Cash Equivalents

Cash equivalents are stated at fair value and consist of highly liquid investments with original maturities of three months or less at the time of acquisition.

Receivable Allowances

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowances for uncollectible accounts receivable is based upon the number of days the accounts are past due, the current business environment, and specific information such as bankruptcy or liquidity issues of customers. The Company also maintains an allowance for future sales credits related to sales recorded during the year. The estimated allowance is based on historical sales credits issued in the subsequent year related to the prior year and any significant open return good authorizations as of the balance sheet date.

Inventories

The Company uses the last-in, first-out (LIFO) method of determining cost for the majority of its material portion of inventories in PLP-USA. All other inventories are determined by the first-in, first-out (FIFO) or average cost methods. Inventories are carried at the lower of cost or market.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, notes payable and debt. The carrying amount of all financial instruments approximates fair value.

Property, Plant, and Equipment and Depreciation

Property, plant, and equipment is recorded at cost. Depreciation for the Company's PLP-USA assets is computed using accelerated methods over the estimated useful lives, with the exception of personal computers which are depreciated over three years using the straight line method. Depreciation for the remaining domestic and international operation's assets is computed using the straight line method over the estimated useful lives. The estimated useful lives used, when purchased new, are: land improvements, ten years; buildings, forty years; and machinery and equipment, three to ten years. Appropriate reductions in estimated useful lives are made for property, plant and equipment purchased in connection with an acquisition of a business or in a used condition when purchased.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the discounted cash flows estimated to be generated by those assets are less than the carrying value of those items. The Company's cash flows are based on historical results adjusted to reflect the Company's best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the Company's best estimate based on industry trends and reference to market rates and transactions. The Company did not record any impairments to long-lived assets for the year ended December 31, 2007.

Goodwill and Other Intangibles

Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. The Company's measurement date for its annual impairment test is January 1 of each year. Patents and other intangible assets with finite lives represent primarily the value assigned to patents, land use rights and customer relationships acquired with purchased businesses. Patents and land use rights are amortized using the straight-line method over their useful lives. Customer relationship intangibles are amortized using accelerated basis over the period in which the economic benefits of the intangibles are consumed. Goodwill and other intangible assets are also reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may be impaired, or in the case of finite lived intangible assets, when the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses or a significant change in the use of an asset. Impairment charges are recognized pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." During 2007 losses continued for our Thailand operation which presented an indicator that the goodwill may be impaired. The goodwill for the Thailand operation in the amount of $.2 million was impaired and written off as of January 1, 2007.

Sales Recognition

Sales are recognized when products are shipped and the title and risk of loss has passed to unaffiliated customers. Shipping and handling billed-to customers is included in net sales while shipping and handling costs are included in cost of products sold.

Research and Development

Research and development costs are expensed as incurred. The Company sponsored costs for research and development of new products were $2.8 million in 2007, $3.2 million in 2006 and $2.6 million in 2005.

Advertising

Advertising costs are expensed in the period incurred.

Foreign Currency Translation

Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the consolidated balance sheet; and revenues and expenses are translated at weighted average exchange rates in effect during the period. Transaction gains and losses arising from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income and expense as incurred. Such transactions have not been material. The translation adjustments are recorded in accumulated other comprehensive income (loss) as accumulated foreign currency translation adjustments in shareholders' equity. Upon the sale or upon substantially complete liquidation of an investment in a foreign entity, the cumulative translation adjustment for that entity is removed from accumulated foreign currency translation adjustment in shareholders' equity and reclassified to earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Derivative Financial Instruments

The Company had no foreign currency forward exchange contracts outstanding at December 31, 2007 and 2006. The Company does not hold derivatives for trading purposes.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R). SFAS 123R requires the Company to recognize compensation expense for share-based payment awards measured at fair value. The Company adopted the modified-prospective-transition method and accordingly has not restated amounts in prior periods.

Prior to the adoption of SFAS 123R, the Company applied the intrinsic value based method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees", to account for stock options granted to employees to purchase common shares. Under this method, compensation expense was measured as the excess, if any, of the market price at the date of grant over the exercise price of the options. No compensation expense has been recorded because the exercise price was equal to market value at the date of grant. The following table illustrates the effect on net income and net income per share for the year ended December 31, 2005, as if the fair value based method had been applied to all outstanding and vested awards:

	Year ended December 31, 2005	
Net income, as reported	$	12,030
Less: Stock-based compensation expense, pro forma		191
Pro forma net income	$	11,839
Earnings per share:		
Basic - as reported	$	2.10
Basic - pro forma	$	2.07
Diluted - as reported	$	2.08
Diluted - pro forma	$	2.05

Reclassifications

Certain prior period amounts have been reclassified to conform to current year presentation.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157 (SFAS 157), "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This standard does not require new fair value measurements; however the application of this standard may change current practice for an entity. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal periods. In February 2008, the FASB issued Financial Staff Position (FSP) FAS 157-2 (FSP FAS 157-2), which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. FSP FAS 157-2 states that a measurement is recurring if it happens at least annually and defines nonfinancial assets and nonfinancial liabilities as all assets and liabilities other than those meeting the definition of a financial asset or financial liability in SFAS No. 159. The Company is evaluating the impact this standard will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment to FAS No. 115." This standard permits entities to measure certain financial instruments and other certain items at fair value. The fair value option established by this standard permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair values option has been elected at each subsequent reporting period. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on earnings, but does not eliminate disclosure requirements of other accounting standards. This standard is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is evaluating the impact this standard will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," which is an amendment of Accounting Research Bulletin No. ("ARB") 51. This standard clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This standard changes the way the consolidated income statement is presented, thus requiring consolidated net income to be reported at amounts that include the amounts attributable to both parent and the noncontrolling interest. This standard is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact this standard will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." (SFAS 141(R)) replaces SFAS No. 141, "Business Combinations," (SFAS 141). This standard retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This standard requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is evaluating the impact this standard will have on its consolidated financial statements.

In December 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110 (SAB 110). SAB 110 provides guidance on the used of a "simplified" method, as discussed in SAB No. 107 (SAB 107), in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R). SAB 107 did not expect a company to use the simplified method for share option grants after December 31, 2007. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior (e.g. employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. The staff understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Company is currently utilizing the simplified method to estimate the expected term on options granted.

Newly Adopted Accounting Pronouncements

In June 2006, the FASB issued FASB Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of SFAS No. 109, "Accounting for Income Taxes" (FIN 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation was effective for the Company starting January 1, 2007.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $.8 million increase in the liability for unrecognized tax benefits which was accounted for as a reduction in retained earnings. The total amount of unrecognized tax benefits including the accrual for interest, as of the date of adoption was $1.8 million, all of which would affect the effective tax rate if recognized. No penalties have been accrued for unrecognized tax positions. Upon adoption of FIN 48 on January 1, 2007, the Company increased its accrual for interest to $.2 million.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This staff position amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines (Airline Guide), and APB No. 28," Interim Financial Reporting." This staff position prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The Company adopted the direct expense method effective January 1, 2007, and has retrospectively applied this new accounting principle to prior periods.

The cumulative effect of the retrospective application of the new accounting principle to the carrying value of assets and liabilities and the offsetting adjustment to opening January 1, 2005 retained earnings was a decrease in deferred tax assets of $.1 million, a decrease in accrued liabilities of $.2 million and an increase in beginning retained earnings of $.1 million. The effect on the results of operations for the years ended December 31, 2006, and 2005 was an increase to net income of $43 thousand and $45 thousand, respectively, in the PLP-USA segment.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158)." This standard requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. This standard also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This standard also requires disclosure in the notes to financial statements, additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The requirement to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures was effective for an employer with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008.

As a result of adopting SFAS 158, the Company was required to recognize the underfunded status of its PLP-USA defined benefit pension plan as a liability. The adjustment required to recognize the pension liability on adoption of this statement resulted in a reduction of accumulated other comprehensive income for an unrecognized net loss of $3.7 million pre-tax, or $2.3 million net of tax at December 31, 2006. As of December 31, 2007, $2 million pre-tax or $1.3 million after-tax is included in accumulated other comprehensive income for unrecognized net losses. Currently, the Company measures plan assets and benefit obligations as of the date of the balance sheet.

Note B - Other Financial Statement Information

Inventories – net

	December 31	
	2007	2006
Finished products	23,407	17,372
Work-in-process	2,406	1,844
Raw materials	30,191	25,102
	56,004	44,318
Excess of current cost over LIFO cost	(3,733)	(3,904)
Noncurrent portion of inventory	(4,708)	(3,667)
	$47,563	$36,747

Material inventories using the LIFO method of determining costs were approximately $18.6 million in 2007 and $15.2 million in 2006.

During 2007, management's comprehensive review of the components of the Company's Brazil operation's excess and obsolescence reserve calculation discovered that the details of the reserve account included an inappropriate reserve of $.6 million at December 31, 2006. Based on the timing of the completion of certain aspects of this review, the Company recorded a $.4 million adjustment in the first quarter of 2007 and a $.2 million adjustment in the second quarter of 2007 related to the excess and obsolete reserve at December 31, 2006. During the fourth quarter of 2007, management's detailed review of intercompany profit in ending inventory identified an adjustment of $.9 million of profit in ending inventory that should not be recognized until the inventory is sold to a third party. The $.9 million consisted of $.5 million of profit in inventory at December 31, 2006 which was determined to be immaterial to the 2006 results, $.1 million of profit remaining in the first quarter of 2007, $.2 million of profit remaining in the second quarter of 2007 and $.1 million of profit remaining in the third quarter of 2007. Accordingly the Company has increased Cost of products sold during the first quarter of 2007 by $.6 million for the impact of 2006 and first quarter of 2007 and increased Cost of products sold during the second quarter 2007 by $.2 million and the third quarter by $.1 million. Management has determined that the 2006 amounts, which were recorded in 2007, were not material quantitatively or qualitatively, either individually or on a net basis, to 2006 and 2007 results of operations.

As of December 31, 2007, the Company classified a portion of inventories not expected to be sold within one year to non-current and included the amount in Other assets as illustrated in the table above. The comparable amount as of December 31, 2006 has been properly reclassified to correct the prior year presentation.

Property and equipment – net

Major classes of property, plant and equipment are stated at cost and were as follows:

	December 31	
	2007	2006
Land and improvements	$6,713	$6,138
Buildings and improvements	48,501	44,225
Machinery and equipment	107,142	101,339
Construction in progress	6,376	2,629
	168,732	154,331
Less accumulated depreciation	105,831	101,521
	$62,901	$52,810

Depreciation of property and equipment was $7.6 million in 2007, $7.1 million in 2006 and $6.7 million in 2005

Machinery and equipment includes $1.0 million in capital leases in 2007 and $.8 million in 2006.

Property and equipment includes $.8 million of purchases in trade accounts payable at December 31, 2007 and less than $.1 at December 31, 2006.

Guarantees

The Company establishes a warranty reserve when a known measurable exposure exists. Such reserves are adjusted for management's best estimate of warranty obligations based on current and historical trends. The change in the carrying amount of product warranty reserves for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Balance at January 1	$82	$10	$177
Additions due to acquisitions	97	-	-
Additions charged to costs	41	82	26
Deductions	(124)	(10)	(204)
Currency translation	8	-	11
Balance at December 31	$104	$82	$10

Legal proceedings

From time to time, the Company may be subject to litigation incidental to its business. The Company is not a party to any pending legal proceedings that the Company believes would, individually or in the aggregate, have a material adverse effect on its financial condition, results of operations or cash flows.

Share Retirements

During 2006, the Company retired 529,050 shares of common stock that had been previously held as treasury shares.

Note C - Pension Plans

PLP-USA hourly employees of the Company who meet specific requirements as to age and service are covered by a defined benefit pension plan. The Company uses a December 31 measurement date for its plan.

Net periodic benefit cost for PLP-USA's pension plan consists of the following components for the years ended December 31:

	2007	2006	2005
Service cost	$708	$793	$719
Interest cost	938	901	808
Expected return on plan assets	(938)	(872)	(751)
Recognized net actuarial loss	105	214	204
Net periodic benefit cost	$813	$1,036	$980

The following tables set forth benefit obligations, assets and the accrued benefit cost of PLP-USA's pension plan at December 31:

	2007	2006
Projected benefit obligation at beginning of the year	$16,410	$15,957
Service cost	708	793
Interest cost	938	901
Actuarial gain	(1,718)	(922)
Benefits paid	(386)	(319)
Projected benefit obligation at end of year	$15,952	$16,410
Fair value of plan assets at beginning of the year	$12,428	$11,122
Actual return on plan assets	845	972
Employer contributions	278	653
Benefits paid	(386)	(319)
Fair value of plan assets at end of the year	$13,165	$12,428
Unfunded pension obligation	($2,787)	($3,982)

As a result of adopting SFAS 158, the Company was required to recognize the underfunded status of its PLP-USA defined benefit pension plan as a liability. The adjustment required to recognize the pension liability on adoption of this statement resulted in a charge to accumulated other comprehensive income of an unrecognized net loss of $3.7 million pre-tax, or $2.3 million net of tax at December 31, 2006. As of December 31, 2007, $2 million pre-tax and $1.3 million after-tax is included in accumulated other comprehensive income for unrecognized net losses.

The amount recognized in accumulated other comprehensive loss related to PLP-USA's pension plan is comprised of the following. There was no prior service cost amortized.

Balance at January 1, 2007	($2,326)
Reclassification adjustments:	
Pretax amortized net actuarial loss	105
Tax provision	(39)
	66
Adjustment to recognize current year gain on unfunded pension obligations:	
Pretax gain on current year plan assets	1,625
Tax provision	(598)
	1,027
Balance at December 31, 2007	($1,233)

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into periodic benefit cost for 2008 is less than $.1 million. There is no prior service cost to be amortized in the future.

The PLP-USA defined benefit pension plan with accumulated benefit obligations in excess of plan assets was:

	2007	2006
Projected benefit obligation	$15,952	$16,410
Accumulated benefit obligation	12,837	12,488
Fair market value of assets	13,165	12,428

Weighted-average assumptions used to determine benefit obligations at December 31 are as follows:

	2007	2006
Discount rate	6.50%	6.00%
Rate of compensation increase	3.50	3.50

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 are as follows:

	2007	2006	2005
Discount rate	6.00%	5.75%	5.75%
Rate of compensation increase	3.50	3.50	3.50
Expected long-term return on plan assets	8.00	8.00	8.00

The net periodic pension cost for 2007 was based on a long-term asset rate of return of 8.0%. This rate is based upon management's estimate of future long-term rates of return on similar assets and is consistent with historical returns on such assets.

The Company's pension plan weighted-average asset allocations at December 31, 2007 and 2006, by asset category, are as follows:

	Plan assets at December 31	
Asset category	2007	2006
Equity securities	66%	65%
Debt securities	31	33
Cash and equivalents	3	2
	100%	100%

Management seeks to maximize the long-term total return of financial assets consistent with the fiduciary standards of ERISA. The ability to achieve these returns is dependent upon the need to accept moderate risk to achieve long-term capital appreciation.

In recognition of the expected returns and volatility from financial assets, retirement plan assets are invested in the following ranges with the target allocation noted:

	Range	Target
Equities	30-80%	60%
Fixed Income	20-70%	40%
Cash Equivalents	0-10%	

Investment in these markets is projected to provide performance consistent with expected long-term returns with appropriate diversification.

The Company's policy is to fund amounts deductible for federal income tax purposes. The Company expects to contribute $.2 million to its pension plan in 2008.

The benefits expected to be paid out of the plan assets in each of the next five years and the aggregate benefits expected to be paid for the subsequent five years are as follows:

Year	Pension Benefits
2008	$405
2009	438
2010	466
2011	499
2012	555
2013-2017	3,849

The Company provides retirement benefits through various defined contribution plans including PLP-USA's Profit Sharing Plan. Expense for defined contribution plans was $3.5 million in 2007, $3.6 million in 2006, and $2.9 million in 2005.

The Company also provides retirement benefits through the Supplemental Profit Sharing Plan. To the extent an employee's award under PLP-USA's Profit Sharing Plan exceeds the maximum allowable contribution permitted under existing tax laws, the excess is accrued for (but not funded) under a non-qualified Supplemental Profit Sharing Plan. The return under this Supplemental Profit Sharing Plan is calculated at a weighted average of the one year Treasury Bill rate plus 1%. At December 31, 2007 and 2006, the interest rate for the Supplemental Profit Sharing Plan was 5.99% and 5.29%, respectively. Expense for the Supplemental Profit Sharing Plan was $.2 million for 2007, $.1 million for 2006 and 2005. The Supplemental Profit Sharing Plan unfunded status as of December 31, 2007 and 2006 was $.9 million and $.7 million. As of December 31, 2007, the Company classified the Supplemental Profit Sharing Plan to noncurrent and included the amount in Other noncurrent liabilities. The comparable amount as of December 31, 2006 has been properly reclassified to correct the prior year presentation.

Note D - Debt and Credit Arrangements

	December 31	
	2007	2006
Short-term debt		
Secured Notes		
Chinese Rmb denominated at 5.4% in 2006	$ -	$ 385
Thailand Baht denominated at 4.50% in 2007 (6.08% in 2006)	3,826	3,353
USD denominated at 8.00%	250	-
Current portion of long-term debt	1,949	2,157
Total short-term debt	6,025	5,895
Long-term debt		
Australian dollar denominated term loans (A$3,567), at 5.83 to 7.11% (5.83 to 6.54% in 2006), due 2008 and 2013, secured by land and building	3,127	3,910
Chinese Rmb denominated term loan (RMB$10,000) at 6.48% due 2012, secured by letter of credit	1,371	-
Thailand Baht denominated capital loan (Bht$1,055,000) at 3.75 to 3.95% due 2010, secured by capital equipment	19	-
Australian dollar denominated capital loan (A$405) at 6.80% (6.80% in 2006), due 2009, secured by capital equipment	204	451
Polish Zloty denominated loans (PLN$584) at 3.00 to 6.47% due 2011, secured by building, capital equipment and commercial note	238	-
Total long-term debt	4,959	4,361
Less current portion	(1,949)	(2,157)
Total long-term debt, less current portion	3,010	2,204
Total debt	$ 9,035	$ 8,099

A PLP-USA revolving credit agreement makes $20 million available to the Company at an interest rate of money market plus .875%. At December 31, 2007, the interest rate on the revolving credit agreement was 5.375%. However, there was no debt outstanding at December 31, 2007 on the revolving credit agreement. The Company paid less than $.1 million in commitment fees on the revolving credit agreement during 2007. The revolving credit agreement contains, among other provisions, requirements for maintaining levels of working capital, net worth and profitability. At December 31, 2007, the Company was in compliance with these covenants.

Aggregate maturities of long-term debt during the next five years are as follows: $1.9 million for 2008, $.5 million for 2009, $.7 million for 2010, $.9 million for 2011, and $1 million for 2012.

Interest paid was $.6 million in 2007, $.5 million in 2006 and $.4 million in 2005.

Note E - Leases

The Company has commitments under operating leases primarily for office and manufacturing space, transportation equipment, office equipment and computer equipment. Rental expense was $1.5 million in 2007 and $1.3 million in 2006 and 2005. Future minimum rental commitments having non-cancelable terms exceeding one year are $1.2 million in 2008, $1.1 million in 2009, $.9 million in 2010 and 2011, $.3 million in 2012, and an aggregate $11.9 million thereafter. One such lease is for the Company's aircraft with a lease commitment through April 2012. Under the terms of the lease, the Company maintains the risk to make up a deficiency from market value attributable to damage, extraordinary wear and tear, excess air hours or exceeding maintenance overhaul schedules required by the Federal Aviation Administration. At the present time, the Company does not believe it has incurred any obligation for any contingent rent under the lease.

The Company has commitments under capital leases for equipment. Future minimum rental commitments for capital leases are $.3 million in 2008, $.1 million in 2009, and less than $.1 million thereafter. The imputed interest for the capital leases is less than $.1 million.

Note F - Income Taxes

The provision for income taxes for financial reporting purposes is based upon U.S. and foreign pretax income of $8.2 million and $14.7 million, respectively, for a total of $22.9 million of pretax income. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their carrying value for financial statement purposes. In estimating future tax consequences, the Company considers anticipated future events, except changes in tax laws or rates, which are recognized when enacted.

Income before income taxes and minority interests was derived from the following sources:

	2007	2006	2005
United States	$7,275	$5,832	$9,400
Foreign	14,694	11,809	9,173
	$21,969	$17,641	$18,573

The components of income tax expense for the years ended December 31 are as follows:

	2007	2006	2005
Current / Noncurrent			
Federal	$2,630	$1,361	$3,330
Foreign	4,787	4,592	3,621
State and local	375	221	407
	7,792	6,174	7,358
Deferred			
Federal	(495)	(244)	(592)
Foreign	569	(365)	(234)
State and local	(110)	(27)	11
	(36)	(636)	(815)
	$7,756	$5,538	$6,543

The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the Statements of Consolidated Operations for the years ended December 31 are summarized as follows:

	2007	2006	2005
Statutory Federal Tax Rate	34%	34%	35%
Federal tax at statutory rate	$7,469	$5,998	$6,500
State and local taxes, net of federal benefit	185	164	269
Non-deductible expenses	113	109	196
Foreign earnings and related tax credits	77	47	(521)
Non-U.S. tax rate variances	(340)	(132)	(173)
Valuation allowance	265	(527)	343
Tax credits	(137)	(168)	(175)
Other, net	124	47	104
	$7,756	$5,538	$6,543

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets (liabilities) at December 31 are as follows:

	2007	2006
Deferred tax assets:		
Accrued compensation and benefits	$1,173	$1,033
Depreciation and other basis differences	136	445
Inventory valuation reserves	1,607	1,543
Allowance for doubtful accounts	220	207
Benefit plan reserves	1,077	1,611
Foreign tax credits	3,988	4,235
NOL carryforwards	770	648
Other accrued expenses	1,728	1,047
Undistributed foreign earnings	1	-
Unrecognized tax benefits	173	-
Gross deferred tax assets	10,873	10,769
Valuation allowance	(2,358)	(2,119)
Net deferred tax assets	8,515	8,650
Deferred tax liabilities:		
Depreciation and other basis differences	(1,730)	(1,128)
Undistributed foreign earnings	-	(81)
Inventory	(83)	(89)
Prepaid expenses	(93)	(96)
Intangibles	(845)	-
Other	(19)	(22)
Net deferred tax liabilities	(2,770)	(1,416)
Net deferred tax assets	$5,745	$7,234

	2007	2006
Change in net deferred tax assets:		
Deferred income tax benefit	$36	$636
Items of other comprehensive income (loss)	(636)	914
Adoption of FIN 48	134	-
Deferred tax balances of acquired companies	(1,023)	-
Total change in net deferred tax assets	($1,489)	$1,550

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards.

At December 31, 2007, the Company had $4 million of foreign tax credit carryforwards that will expire by 2014. At December 31, 2007, the Company had $.8 million state and foreign operating loss carryforwards, which will expire between 2009 and 2022. The Company has established a valuation allowance to record its deferred tax assets at an amount that is more likely than not to be realized. The valuation allowance of $2.3 million at December 31, 2007 of which $.3 million is foreign, relates to foreign tax credits and net operating loss carryforwards that may expire before being realized. The net increase in the valuation allowance of $.2 million in 2007 was primarily due to the assessment of available evidence in determining that the utilization of tax benefits from the foreign net operating losses were not more-likely-than-not to be realized in the future. This increase was offset by the decrease due to changes in the expectation of the amount of foreign source royalty income received in subsequent years.

As of December 31, 2007, the Company has established a deferred tax asset of less than $.1 million associated with its plans to repatriate approximately $.2 million of its undistributed foreign earnings. The Company has not provided for U.S. income taxes or foreign witholding taxes on the remaining undistributed earnings of its international subsidiaries, which are considered to be permanently reinvested. The amount of such earnings is approximately $64.6 million at December 31, 2007. These earnings would be taxable upon the sale or liquidation of these international subsidiaries, or upon the remittance of dividends. While the measurement of the unrecognized U.S. income taxes with respect to these earnings is not practicable, foreign tax credits would be available to offset some or all of any portion of such earnings that are remitted as dividends.

In accordance with the applicable tax laws in China, the Company was entitled to a preferential tax rate of 0% for the first two profit making years after utilization of any tax loss carryforwards, which may be carried forward for five years; and a 50% tax reduction for the succeeding three years beginning in 2003. The favorable aggregate tax and per share effect was less than $.1 million, or less than $.01 per share, for 2005.

Income taxes paid, net of refunds, were approximately $8.1 million in 2007, $5.3 million in 2006 and $7.6 million in 2005.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized approximately a $.8 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction in retained earnings The total amount of unrecognized tax benefits including the accrual for interest as of the date of adoption was approximately $1.8 million, all of which would affect the effective tax rate if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 1,811
Additions for tax positions of current year	335
Additions for tax positions of prior years	239
Reductions for tax positions of prior years	(120)
Expirations of statutes of limitations	(428)
Settlements for the positions of prior years	-
Balance at December 31, 2007	$ 1,837

Included in the balance at December 31, 2007, is interest accrued on unrecognized tax benefits. The Company recognizes interest accrued related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2007, the Company recognized less than $.1 million in interest, net of the amount that lapsed through expiring statutes. The Company had approximately $.2 million and $.1 million for the payment of interest accrued at December 31, 2007, and 2006, respectively. No penalties have been accrued for unrecognized tax positions. If recognized, the entire balance of unrecognized tax benefits would affect the tax rate. The Company does not expect that the unrecognized tax benefit will change significantly within the next twelve months.

Note G -Stock Options

The 1999 Stock Option Plan (the Plan) permits the grant of 300,000 options to buy common shares of the Company to certain employees at not less than fair market value of the shares on the date of grant. At December 31, 2007 there were 22,000 shares remaining available for issuance under the Plan. Options issued to date under the Plan vest 50% after one year following the date of the grant, 75% after two years, and 100% after three years and expire from five to ten years from the date of grant. Shares issued as a result of stock option exercises will be funded with the issuance of new shares.

Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R). SFAS 123R requires the Company to recognize compensation expense for share-based payment awards measured at fair value. The Company adopted the modified-prospective-transition method and accordingly has not restated amounts in prior periods. The Company has elected to use the simplified method of calculating the expected term of the stock options and historical volatility to compute fair value under the Black-Scholes option-pricing model. The risk free rate for periods within the contractual life of the option is based on the U.S. zero coupon Treasury yield in effect at the time of grant. Forfeitures have been estimated to be zero.

There were 20,000 options granted for the year ended December 31, 2007. There were no options granted during the year ended December 31, 2006. The fair values for the stock options granted in 2007 and 2005 were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2005
Risk-free interest rate	4.3%	4.1%
Dividend yield	2.9%	3.4%
Expected life (years)	6	9
Expected volatility	37.9%	38.5%

Activity in the Company's stock option plan for the year ended December 31, 2007 was as follows:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2007	130,811	$23.43		
Granted	20,000	$37.44		
Exercised	(34,869)	$22.54		
Forfeited	(5,000)	$43.25		
Outstanding (vested and expected to vest) at December 31, 2007	110,942	$25.34	6.3	$3,842
Exercisable at December 31, 2007	85,442	$22.11	5.0	$3,235

The weighted-average grant-date fair value of options granted during 2007 and 2005 was $11.93 and $12.19, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $.9 million, $.2 million, and $.6 million, respectively. Cash received for the exercise of stock options during 2007 was $.7 million. The total fair value of stock options vested during the years ended December 31, 2007, 2006 and 2005 was $.2 million, $.3 million, and $.1 million, respectively.

For the years ended December 31, 2007 and 2006, the Company recorded compensation expense related to the stock options currently vesting, reducing income before taxes and net income by $.2 million. For the years ended December 31, 2007 and 2006, the impact on earnings per share was a reduction of $.04 per share, basic and diluted. The total compensation cost related to nonvested awards not yet recognized at December 31, 2007 is expected to be a combined total of $.2 million over a weighted-average period of 1.4 years.

The excess tax benefits from stock based awards for the year ended December 31, 2007 of $.3 million, as reported on the consolidated statements of cash flows in financing activities, represents the reduction in income taxes otherwise payable during the period, attributable to the actual gross tax benefits in excess of the expected tax benefits for options exercised in the current period.

Note H - Computation of Earnings Per Share

In thousands, except per share data	Year ended December 31 2007	2006	2005
Numerator			
Net income	$14,159	$12,103	$12,030
Denominator			
Determination of shares			
Weighted average common shares outstanding	5,372	5,611	5,725
Dilutive effect - employee stock options	44	49	58
Diluted weighted average common shares outstanding	5,416	5,660	5,783
Earnings per common share			
Basic	$2.64	$2.16	$2.10
Diluted	$2.61	$2.14	$2.08

For the year ended December 31, 2007, no stock options were excluded from the calculation of diluted earnings per share due to the average market price being greater than the exercise price plus any unearned compensation on unvested options. For the years ended December 31, 2006 and 2005, 18,000 stock options were excluded from the calculation of diluted earnings per share due to the average market price being lower than the exercise price, and as such the result would have been anti-dilutive.

Note I - Goodwill and Other Intangibles

The Company's patents and other intangibles consist of:

	December 31							
	2007				2006			
	Gross Carrying Amount		Accumulated Amortization		Gross Carrying Amount		Accumulated Amortization	
Amortized intangible assets								
Patents	$	5,029	$	(2,802)	$	5,026	$	(2,480)
Land use rights		1,259		(8)		-		-
Customer relationships		985		(154)		-		-
	$	7,273	$	(2,964)	$	5,026	$	(2,480)
Nonamortized intangible assets								
Trademarks		1,328				-		
	$	1,328			$	-		

The Company performed its annual impairment test for goodwill pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2007, 2006 and 2005, and had determined that no adjustment to the carrying value of goodwill was required. During 2007 losses continued for our Thailand operation which presented an indicator that the goodwill may be impaired. The goodwill for the Thailand operation in the amount of $.2 million was impaired and written off as of December 31, 2007. The aggregate amortization expense for other intangibles with finite lives, ranging from 7 to 17 years, was $.5 million for the year ended December 31, 2007, $.3 million for the year ended December 31, 2006, and $.4 million for the year ended December 31, 2005. Amortization expense is estimated to be $.5 million for 2008, 2009, 2010, 2011 and 2012.

The Company's only intangible assets with an indefinite life are goodwill and trademarks. The Company's addition of $1.7 million to goodwill is related to the acquisition of Direct Power and Water (DPW) (see Note L - Business Combinations for further details). The Company's deduction of $.2 million to goodwill is related to the impairment of goodwill for our PLP-Asia subsidiary due to the continuation of reported losses of the reporting unit through the year ended December 31, 2007.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2007 and 2006, is as follows.

	Australia		South Africa		All Other		Total	
Balance at January 1, 2006	$	1,479	$	61	$	478	$	2,018
Curency translation		121		(6)		33		148
Balance at December 31, 2006		1,600		55		511		2,166
Impairment						(199)		(199)
Additions		-		-		1,723		1,723
Curency translation		182		2		54		238
Balance at December 31, 2007	$	1,782	$	57	$	2,089	$	3,928

Note J – Segment Information

The Company designs, manufactures and sells hardware employed in the construction and maintenance of telecommunication, energy and other utility networks, data communication products and mounting hardware for solar power applications. Principal products include cable anchoring and control hardware, splice enclosures and devices which are sold primarily to customers in North and South America, Europe, South Africa and Asia Pacific.

The Company has seven reportable segments. The international segments have been determined based on results of operations as reported by location. The domestic segments have been determined based upon the end use of products. The reportable segments are PLP-USA, Superior Moduler Products (SMP), Australia, Brazil, South Africa, Canada, and All Other. The PLP-USA segment is comprised of the U.S. operations supporting primarily the Company's domestic energy and telecommunications products. The SMP segment is comprised of the U.S. operations supporting the Company's data communication products. The Australia segment is comprised of the Company's operation in Australia producing and selling the Company's energy, telecommunications and data communication products. As a result of completing our integration of the data communications products into our Australian facility, those products are included in our Australian segment beginning in 2007. Prior periods have been restated accordingly. The Brazil and Canada segments are comprised of the manufacturing and sales operations from those locations which meet at least one of the criteria of a reportable segment. Our final segment is South Africa, which is comprised of a manufacturing and sales operation, and has been included as a segment to comply with reporting segments for 75% of consolidated sales. Our remaining operations are included in the All Other segment because none of these operations meet the criteria for a reportable segment and individually represent less than 10% for each of our combined net sales, consolidated net income, and consolidated assets.

The accounting policies of the operating segments are the same as those described in Note A in the Notes To Consolidated Financial Statements. The Company evaluates performance based on net income. No single customer accounts for more than ten percent of the Company's consolidated revenues. It is not practical to present revenues by product line. U.S. net sales for the years ended December 31, 2007, 2006 and 2005 were $131.4 million, $111.4 million and $115.3 million, respectively. U.S. long lived assets as of December 31, 2007 and 2006 were $27.9 million and $27.4 million, respectively.

The following table presents a summary of the Company's reportable segments for the years ended December 31, 2007, 2006 and 2005. Current year and prior year amounts have been restated to reflect the seven reportable segments. Financial results for the PLP-USA segment include the elimination of all segments' intercompany profits in inventory.

	Year ended December 31,		
	2007	2006	2005
Net sales			
PLP-USA	$ 103,173	$ 91,412	$ 95,776
SMP	21,318	20,027	19,572
Australia	29,855	25,867	22,607
Brazil	26,236	20,990	16,510
South Africa	8,049	8,244	7,319
Canada	10,620	9,824	9,027
All Other	55,356	40,573	34,993
Total net sales	$ 254,607	$ 216,937	$ 205,804
Intersegment sales			
PLP-USA	$ 5,475	$ 5,238	$ 5,770
SMP	234	492	504
Australia	173	341	283
Brazil	1,977	1,126	1,023
South Africa	888	417	318
Canada	125	355	279
All Other	9,890	5,787	3,841
Total intersegment sales	$ 18,762	$ 13,756	$ 12,018
Interest income			
PLP-USA	$ 551	$ 889	$ 562
SMP	62	38	-
Australia	21	18	13
Brazil	106	215	100
South Africa	91	51	44
Canada	95	172	99
All Other	224	111	285
Total interest income	$ 1,150	$ 1,494	$ 1,103
Interest expense			
PLP-USA	$ (38)	$ (31)	$ (43)
SMP	-	-	-
Australia	(234)	(311)	(237)
Brazil	(21)	(5)	(25)
South Africa	-	(9)	-
Canada	-	-	-
All Other	(302)	(208)	(74)
Total interest expense	$ (595)	$ (564)	$ (379)

	Year ended December 31,		
	2007	2006	2005
Income taxes			
PLP-USA	$ 2,268	$ 1,451	$ 3,198
SMP	255	185	425
Australia	825	673	297
Brazil	1,112	576	211
South Africa	542	546	790
Canada	991	901	796
All Other	1,763	1,206	826
Total income taxes	$ 7,756	$ 5,538	$ 6,543
Net income			
PLP-USA	$ 4,018	$ 3,920	$ 4,917
SMP	393	276	860
Australia	1,736	1,389	860
Brazil	2,286	924	560
South Africa	1,185	1,319	1,137
Canada	1,811	1,693	1,691
All Other	2,730	2,582	2,005
Total net income	$ 14,159	$ 12,103	$ 12,030

	As of December 31,		
Expenditure for long-lived assets	2007	2006	2005
PLP-USA	$ 4,589	$ 4,974	$ 3,590
SMP	408	701	399
Australia	693	1,140	2,621
Brazil	470	311	439
South Africa	141	102	77
Canada	74	1	20
All Other	3,264	2,969	591
Total expenditures for long-lived assets	$ 9,639	$ 10,198	$ 7,737
Depreciation and amortization			
PLP-USA	$ 4,558	$ 4,141	$ 3,554
SMP	665	798	1,106
Australia	749	759	635
Brazil	169	565	574
South Africa	117	72	80
Canada	93	123	201
All Other	1,728	1,080	1,064
Total depreciation and amortization	$ 8,079	$ 7,538	$ 7,214

	As of December 31,	
	2007	2006
Identifiable assets		
PLP-USA	$ 69,786	$ 73,334
SMP	12,937	12,788
Australia	25,122	22,022
Brazil	18,022	12,119
South Africa	4,901	4,083
Canada	8,672	6,635
All Other	64,426	39,871
Total identifiable assets	$ 203,866	$ 170,852
Long-lived assets		
PLP-USA	$ 23,202	$ 22,718
SMP	4,395	4,665
Australia	9,864	8,969
Brazil	3,540	2,695
South Africa	548	443
Canada	1,974	1,686
All Other	19,378	11,634
Total long-lived assets	$ 62,901	$ 52,810

Note K -Related Party Transactions

The Company is a sponsor of Ruhlman Motorsports. Ruhlman Motorsports is owned by Randall M. Ruhlman, a director of the Company, and by his wife. In 2007, 2006 and 2005 the Company paid sponsorship fees of $950,000, $950,000, and $658,000, respectively, to Ruhlman Motorsports. In addition, in 2005 the Company's Canadian subsidiary, Preformed Line Products (Canada) Ltd., paid $101,000 to Ruhlman Motorsports in sponsorship fees.

The Company, upon the approval of the Audit Committee of the Board of Directors, purchased from the estate of Jon R. Ruhlman Lot 61 at the Champions Golf and Country Club in Rogers, Arkansas, at a price of $275,000. The price was determined based on the appraisal of Lot 61 and the fair market price in which the Company had sold a comparable lot. The Company owned four other lots in this development and considered Lot 61 more attractive than any of the lots owned by the Company, which are listed for resale. Jon R. Ruhlman was the previous Chairman of the Company's Board of Directors and the late husband of Barbara P. Ruhlman and late father of Robert G. Ruhlman and Randall M. Ruhlman, all of whom are members of the Board of Directors. The purchase was consummated pursuant to an Agreement of Purchase and Sale between the Company and Estate of Jon R. Ruhlman and Mrs. Ruhlman, Executrix, dated January 30, 2006.

On September 8, 2006, the Company, upon the approval of the Audit Committee of the Board of Directors and the Board of Directors, purchased 365,311 Common Shares of the Company from Barbara P. Ruhlman at a price per share of $31.48. The Audit Committee, which is comprised solely of independent directors, acted as a special committee of the Board of Directors in connection with the review of the transaction with Mrs. Ruhlman. In connection with its review, the Audit Committee engaged an investment banking firm to serve as its financial advisor. Barbara P. Ruhlman is a member of the Company's Board of Directors and the mother of Robert G. Ruhlman and Randall M. Ruhlman, both of whom are also members of the Board of Directors. The purchase was consummated pursuant to a Shares Purchase Agreement between the Company and Mrs. Ruhlman, as trustee, under trust agreement dated February 16, 1985, dated September 9, 2006.

Note L -Business Combinations

On March 22, 2007, the Company entered into and closed a Stock Purchase Agreement for $3 million, subject to a holdback of $.4 million, acquiring all of the issued and outstanding shares of DPW, a New Mexico company that designs and installs solar systems and manufactures mounting hardware, battery, and equipment enclosures. The holdback of $.4 million is held as security for liability of the sellers pursuant to the indemnity obligations set forth in the Agreement. Depending on the post-closing performance of DPW, earn out may be paid to the sellers for the three years following closing.

The Company's consolidated balance sheet reflects the acquisition of DPW under the purchase method of accounting. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation remains subject to refinement.

Current assets	$ 1,474
Property and equipment	342
Goodwill	1,723
Other intangibles	944
Total assets aqcuired	4,483
Current liabilities (including $244 of debt)	(1,045)
Deferred income taxes	(438)
Total liabilites assumed	(1,483)
Net assets aquired	$ 3,000

The intangible assets acquired are $.9 million for customer relationships with a useful life of ten years and less than $.1 million for covenants not to compete with a useful life of seven years.

The year ended December 31, 2006 unaudited net revenues for DPW were approximately $7.1 million. The consolidated financial statements for the year ended December 31, 2007 only include results of DPW from the acquisition date. The reported results of operations are not materially different from the proforma amounts that would include the impact of the acquisition from the beginning of the periods presented. DPW is included in the All Other category for segment disclosures.

On April 22, 2007, the Company entered into a Stock Purchase Agreement for $6 million to acquire approximately 83.74% of the issued and outstanding shares of Belos SA (Belos), a Polish company that manufacturers and supplies fittings for low, medium and high voltage power networks in its domestic and export markets. The transaction closed September 6, 2007. Depending on the post-closing performance of Belos, certain contingent consideration may be paid for the year following the closing.

The Company's consolidated balance reflects the acquisition of Belos under the purchase method of accounting. As part of the allocation of the fair value of the assets acquired and liabilities assumed at acquisition date, the Company recorded an additional investment and current liability of $1 million related to contingent consideration. Since the fair value amount assigned to assets acquired and liabilities assumed exceeded the cost of the acquired business including the contingent consideration, the Company allocated the excess as a pro rata reduction to the amounts that otherwise would have been assigned to the acquired property and equipment and other intangibles. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation remains subject to refinement.

Current assets	$ 6,088
Property and equipment	3,939
Other intangibles	1,917
Other assets	437
Total assets aqcuired	12,381
Current liabilities	(2,744)
Long term debt, less current portion	(112)
Other non-current liabilities and deferred taxes	(1,675)
Minority interest	(850)
Total liabilites assumed	(5,381)
Net assets acquired	$ 7,000

Of the $1.9 million of acquired intangibles, $1.1 million was assigned to registered trademarks that are not subject to amortization. The remaining $.8 million of acquired intangibles consists of land usufruct rights of $.7 million with a useful life of 82.25 years and less than $.1 million for certain customer contracts with a useful life of one year.

The year ended December 31, 2006 unaudited net revenues for Belos were approximately $14 million. The consolidated financial statements for the year ended December 31, 2007 only include results of Belos from the acquisition date. The reported results of operations are not materially different from the proforma amounts that would include the impact of the acquisition from the beginning of the periods presented. Belos is included in the All Other category for segment disclosures.

Note M - Quarterly Financial Information (unaudited)

The following table summarizes our quarterly restated results of operations for each of the quarters in 2007 with the comparison to the results as previously reported. The restatement was due to the adjustments noted below. These quarterly restated results are unaudited, but in the opinion of management have been prepared on the same basis as our audited financial information and include all adjustments necessary for a fair presentation of our results of operations.

	2007			
	Quarter ended			
	March 31	June 30	September 30	December 31
	As Previously Reported			
Net sales	$56,531	$63,753	$66,099	
Gross profit	18,908	21,062	22,782	
Income before income taxes and minority interest	5,512	6,624	8,457	
Net income	3,718	3,816	5,664	
Net income per share, basic	0.69	0.71	1.05	
Net income per share, diluted	0.69	0.70	1.04	
	As Restated			
Net sales	$56,531	$63,753	$66,099	$68,224
Gross profit	18,327	20,663	22,668	20,444
Income before income taxes and minority interest	4,732	6,225	8,343	2,669
Net income	3,152	3,564	5,592	1,851
Net income per share, basic	0.59	0.67	1.04	0.34
Net income per share, diluted	0.58	0.66	1.03	0.34

	2006			
	Quarter ended			
	March 31	June 30	September 30	December 31
Net sales	$52,635	$56,098	$56,439	$51,765
Gross profit	16,471	18,446	18,762	16,126
Income before income taxes	3,601	5,394	6,036	2,610
Net income	2,499	3,551	4,009	2,044
Net income per share, basic	0.44	0.62	0.71	0.38
Net income per share, diluted	0.43	0.62	0.71	0.38

Cost of products sold for the fourth quarter 2007 includes a $.3 million ($.03 per share) charge related to the step-up in inventory valuation as part of the Belos acquisition completed in September 2007. Fourth quarter 2007 includes a $.9 million ($.10 per share) adjustment to Costs and expenses for additional audit fees, including $.5 million of non-recurring fees associated with the 2006 Form 10-K/A. Additionally, a net increase in the valuation allowance for deferred tax assets of $.3 million ($.06 per share) was recorded in the fourth quarter 2007 primarily due to the determination that the utilization of tax benefits from the foreign net operating losses for our Thailand operations were not more-likely-than-not to be realized in the future.

The following describes the adjustments to 2007 previously reported results that have been subsequently restated in the above presentation. During the fourth quarter 2007 management determined that goodwill related to our Thailand operations in the amount of $.2 million ($.04 per share) should have been written off as part of the annual impairment test. The write-off of goodwill should have been recorded during the first quarter of 2007 and has been restated to reflect this adjustment in the first quarter of 2007. With the continued refinement of the purchase price allocation for the acquisition of DPW on March 22, 2007 a $.2 million ($.02 per share) charge related to the step-up in inventory valuation was identified in fourth quarter 2007 and should have been recorded in second quarter 2007, since the information to determine the purchase price allocation was available. Costs of products sold for the second quarter of 2007 has been adjusted to include the charge related to the step-up in inventory valuation. During the fourth quarter of 2007, management's detailed review of intercompany profit in ending inventory identified an adjustment of $.9 million ($.10 per share) of profit in ending inventory that should not be recognized until the inventory is sold to a third party. The $.9 million adjustment consisted of $.6 million of profit in inventory remaining at the end of the first quarter, $.2 million of additional profit in inventory remaining at the end of the second quarter and $.1 million of additional intercompany profit in inventory at the end of the third quarter of 2007. Accordingly, the Company has increased Cost of products sold during the first quarter of 2007 by $.6 million ($.07 per share), the second quarter of 2007 by $.2 million ($.02 per share) and the third quarter of 2007 by $.1 million ($.01 per share). (See Note B.)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Vice President of Finance and Treasurer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Securities and Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007. Based on the evaluation, the Company's management, including the Chief Executive Officer and Vice President of Finance and Treasurer, concluded that, because of the material weakness identified in internal control over financial reporting as a result of not having sufficient resources with the appropriate technical accounting knowledge in the finance organization as described below, the Company's disclosure controls and procedures were not effective as of December 31, 2007.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the consolidated financial statements in accordance with generally accepted accounting principles.

As discussed in Note L in the Notes to Consolidated Financial Statements, we acquired 100% of Direct Power and Water Corporation (DPW) and 83.74% of Belos SA (Belos) during 2007. As permitted by the Securities and Exchange Commission, management has excluded internal controls from these two operations in its assessment. DPW's net sales, net income and total assets represent 3%, 1% and 3% of consolidated net sales, net income and total assets respectively for the year ended and as of December 31, 2007. Belos' net sales, net income and total assets represent 2%, 0% and 7% of consolidated net sales, net income and total assets respectively for the year ended and as of December 31, 2007.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation.

Management, with the participation of the Company's principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework*. Based upon that assessment, management concluded that certain control deficiencies, some of which constituted a material weakness, existed in our internal control over financial reporting as of December 31, 2007.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Management concluded that, as of December 31, 2007, a material weakness existed in the Company's internal control over financial reporting as a consequence of not having sufficient resources with the appropriate technical accounting knowledge in the finance organization, specifically:

- There was insufficient analysis, documentation and review of the Company's income tax accounts and supporting details, in particular as related to the Company's accounting for transfer pricing, reinvestment of undistributed foreign earnings, foreign earnings and profits pools, valuation allowances for deferred tax assets and the classification of deferred tax balances in the consolidated balance sheet. These control deficiencies resulted in various adjustments to the deferred tax balances.

- There was a lack of sufficient supervision and oversight of subsidiary accounting and reporting and purchase price accounting, a lack of sufficient documentation on the application of technical accounting matters, and an insufficient coordination of worldwide accounting practices to ensure consistent application of generally accepted accounting principles at the Company's decentralized locations. These control deficiencies resulted in adjustments for interim excess and obsolete inventory reserves and noncurrent inventory classification, among others.

- The Company did not maintain effective controls to ensure the completeness, accuracy, and timeliness of the elimination of intercompany profit in inventory at several subsidiaries, which caused an adjustment to correct the amount of intercompany profit in inventory at December 31, 2007.

- There is an insufficient internal audit function, including lack of an internal audit risk assessment, and limited documentation, planning, and formal reporting to management and the audit committee on the scope and results of audit activities during the year.

- The Company did not perform sufficient reviews of the goodwill impairment model, including the discounted future years' projected cash flows and related source data. As a result of an increased number of operating segments, a more thorough review should have been performed and better documented to support the annual goodwill impairment test. The lack of review and sufficient evaluation and documentation of certain assumptions and source data contributed to a goodwill impairment adjustment.

None of the adjustments mentioned above are considered individually material to the 2007 consolidated financial statements; however, this material weakness, if not remediated, has the potential to cause a material misstatement.

As a result of the material weakness described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007. The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, who expressed an adverse opinion as stated in their report, a copy of which is included below.

Changes in Internal Control Over Financial Reporting

Other than the material weakness described above, there has not been any change in the Company's internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, identified in connection with the evaluation of the Company's internal control performed during the quarter ended December 31, 2007 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company has engaged an outside consultant to assist in preparing and reviewing the accounting for income taxes. A Manager of Internal Audit has been hired subsequent to December 31, 2007. Additionally, the Company's management is recruiting a Technical Accounting Manager and a Financial Analyst. These actions are being taken to remedy the material weakness in internal control over financial reporting identified above.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Preformed Line Products Company

We have audited Preformed Line Products Company and its subsidiaries' (the "Company's") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Direct Power and Water Corporation ("DPW") and Belos SA ("Belos"), which were acquired on March 22, 2007 and September 6, 2007, respectively, and whose financial statements constitute 3%, 1% and 3% of consolidated net sales, net income and total assets and 2%, 0% and 7% of consolidated net sales, net income and total assets, respectively, for the year ended and as of December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at DPW and Belos. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:

The Company did not maintain sufficient resources with the appropriate technical accounting knowledge in the finance organization, specifically:

- There was insufficient analysis, documentation and review of the Company's income tax accounts and supporting details, in particular as related to the Company's accounting for transfer pricing, reinvestment of undistributed foreign earnings, foreign earnings and profits pools, valuation allowances for deferred tax assets and the classification of deferred tax balances in the consolidated balance sheet. These control deficiencies resulted in various adjustments to the deferred tax balances.

- There was a lack of sufficient supervision and oversight of subsidiary accounting and reporting and purchase price accounting, a lack of sufficient documentation on the application of technical accounting matters, and an insufficient coordination of worldwide accounting practices to ensure consistent application of generally accepted accounting principles at the Company's decentralized locations. These control deficiencies resulted in adjustments for interim excess and obsolete inventory reserves and noncurrent inventory classification, among others.

- The Company did not maintain effective controls to ensure the completeness, accuracy, and timeliness of the elimination of intercompany profit in inventory at several subsidiaries, which caused an adjustment to correct the amount of intercompany profit in inventory at December 31, 2007.

- There is an insufficient internal audit function, including lack of an internal audit risk assessment, and limited documentation, planning, and formal reporting to management and the audit committee on the scope and results of audit activities during the year.

- The Company did not perform sufficient reviews of the goodwill impairment model, including the discounted future years' projected cash flows and related source data. As a result of an increased number of operating segments, a more thorough review should have been performed and better documented to support the annual goodwill impairment test. The lack of review and sufficient evaluation and documentation of certain assumptions and source data contributed to a goodwill impairment adjustment.

None of the adjustments mentioned above are considered individually material to the 2007 consolidated financial statements; however, this material weakness, if not remediated, has the potential to cause a material misstatement.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007, of the Company and our report dated April 4, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
April 4, 2008

Item 9B. Other Information

In December 2007 the Board of Directors of the Company, based upon recommendations from the Compensation Committee, approved amendments to the Officers Bonus Plan, and to the Chief Executive Officer Bonus Plan (collectively, the "Annual Bonus Plans"). The Annual Bonus Plans provide that the executive officers selected by the Compensation Committee are eligible to receive annual bonuses, payable in cash based on the level of attainment of Company and individual performance goals over one-year performance periods. The target bonuses are express as a percentage of the officer's base salary and are typically established based on competitive market data for each position. The Board approved the amendments to the Annual Bonus Plans in recognition that the previous plans may not have provided sufficient motivation to long-term strategic goals because they included no assessment of bottom-line and top-line growth, and that the existing implied target and maximum bonus levels were below typical opportunities offered to executives at other companies in similar positions. The Plans were amended to increase the maximum bonus ranges as follows: for the Officer Bonus Plan, the maximum bonus increased from 50% of salary to 85% of salary, and for the Chief Executive Officer Bonus Plan, the maximum bonus increased from 50% of salary to 100% of salary.

□

Part III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item 10 is incorporated by reference to the information under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Compliance" in the Company's Proxy Statement, for the Annual Meeting of Shareholders to be held April 28, 2008 (the "Proxy Statement"). Information relative to executive officers of the Company is contained in Part I of this Annual Report of Form 10-K. The Company has adopted a code of conduct. A copy of the code of conduct can be obtained from our Internet site at http://www.preformed.com in our About Us section.

Item 11. Executive Compensation

The information set forth under the caption "Director and Executive Officer Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Other than the information required by Item 201(d) of Regulation S-K the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference. The information required by Item 201(d) of Regulation S-K is set forth in Item 5 of this report.

Item 13. Certain Relationships and Related Transactions

The information set forth under the captions "Transactions with Related Persons" and "Election of Directors" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information set forth under the captions "Independent Auditors", "Audit Fees", "Audit-Related Fees", "Tax Fees" and "All Other Fees" in the Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Schedule

Page	Financial Statements
34	Consolidated Balance Sheets
35	Statements of Consolidated Operations
36	Statements of Consolidated Cash Flows
37	Statements of Consolidated Shareholders' Equity
38	Notes to Consolidated Financial Statements

Page	Schedule
69	II - Valuation and Qualifying Accounts

(b) Exhibits

Exhibit Number	Exhibit
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to the Company's Registration Statement on Form 10).
3.2	Amended and Restated Code of Regulations of Preformed Line Products Company (incorporated by reference to the Company's Registration Statement on Form 10).
4	Description of Specimen Share Certificate (incorporated by reference to the Company's Registration Statement on Form 10).
10.1	Agreement between Ruhlman Motor Sports and Preformed Line Products Company dated December 31, 2006 regarding sponsorship of racing car, filed herewith.
10.2	Preformed Line Products Company 1999 Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form 10).
10.3	Preformed Line Products Company Officers Bonus Plan, filed herewith.

10.4	Preformed Line Products Company Executive Life Insurance Plan – Summary (incorporated by reference to the Company's Registration Statement on Form 10).
10.5	Preformed Line Products Company Supplemental Profit Sharing Plan (incorporated by reference to the Company's Registration Statement on Form 10).
10.6	Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated December 30, 1994 (incorporated by reference to the Company's Registration Statement on Form 10).
10.7	Amendment to the Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated October 31, 2002 (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2003).
10.8	Preformed Line Products Company 1999 Employee Stock Option Plan Incentive Stock Option agreement (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2004).
10.9	Retirement Agreement between Robert C. Hazenfield and Preformed Line Products Company dated December 19, 2005, (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2005).
10.10	Stock Purchase Agreement, dated March 22, 2007, by and among the Company and Claudia W. Goodreau, Kevin M. Goodreau, Dora Ely Randall and Jeffrey J. Randall to acquire Direct Power and Water Corporation (incorporated by reference to the Company's 10-Q filing for the quarter ended March 31, 2007).
10.11	Conditional Share Purchase Agreement, dated April 22, 2007, by and among the Company and BBO Spolka z o.o. to acquire a holding in Zaklady Wytworcze Sprzetu Sieciowego "Belos" SA (incorporated by reference to the Company's 10-Q filing for the three-month and six-month ended June 30, 2007).
10.12	Preformed Line Products Company Chief Executive Officer Bonus Plan, filed herewith.
14.1	Preformed Line Products Company Code of Conduct (incorporated by reference to the Company's 8-K current report filing dated August 6, 2007).
21	Subsidiaries of Preformed Line Products Company, filed herewith.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, filed herewith.
31.1	Certifications of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certifications of the Principal Financial Officer, Eric R. Graef, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.
32.2	Certification of the Principal Accounting Officer, Eric R. Graef, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Preformed Line Products Company

April 4, 2008	/s/ Robert G. Ruhlman Robert G. Ruhlman Chairman, President and Chief Executive Officer
April 4, 2008	/s/ Eric R. Graef Eric R. Graef Vice President Finance and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacity and on the dates indicated.

April 4, 2008	/s/ Robert G. Ruhlman Robert G. Ruhlman Chairman, President and Chief Executive Officer
April 4, 2008	/s/ Frank B. Carr Frank B. Carr Director
April 4, 2008	/s/ Barbara P. Ruhlman Barbara P. Ruhlman Director
April 4, 2008	/s/ Randall M. Ruhlman Randall M. Ruhlman Director
April 4, 2008	/s/ John P. O'Brien John P. O'Brien Director
April 4, 2008	/s/ Glenn E. Corlett Glenn E. Corlett Director
April 4, 2008	/s/ Michael E. Gibbons Michael E. Gibbons Director
April 4, 2008	/s/ R. Steven Kestner R. Steven Kestner Director

PREFORMED LINE PRODUCTS COMPANY

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2007, 2006 and 2005
(In Thousands)

For the year ended December 31, 2007:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions (a)	Balance at end of period
Allowance for doubtful accounts	$ 762	$ 260	$ (311)	$ 137	$ 848
Reserve for credit memos	447	795	(776)	-	466
Inventory reserve	4,410	151	(1,282)	514	3,793
Accrued product warranty	82	41	(124)	105	104

For the year ended December 31, 2006:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions	Balance at end of period
Allowance for doubtful accounts	$ 616	$ 419	$ (289)	$ 16	$ 762
Reserve for credit memos	173	742	(468)	-	447
Inventory reserve	3,185	1,869	(720)	76	4,410
Accrued product warranty	10	82	(10)	-	82

For the year ended December 31, 2005:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions	Balance at end of period
Allowance for doubtful accounts	$ 2,396	$ 85	$ (1,874)	$ 9	$ 616
Reserve for credit memos	71	102	-	-	173
Inventory reserve	3,093	603	(607)	96	3,185
Accrued product warranty	177	26	(204)	11	10

(a) Other additions or deductions relate to translation adjustments. Also included for 2007 are opening balances for acquisitions for the following reserves; allowance for doubtful accounts of $86 thousand, inventory reserves of $440 thousand and $97 thousand for accrued product warranty.

Exhibit Index

3.1	Amended and Restated Articles of Incorporation (incorporated by reference to the Company's Registration Statement on Form 10).
3.2	Amended and Restated Code of Regulations of Preformed Line Products Company (incorporated by reference to the Company's Registration Statement on Form 10).
4	Description of Specimen Stock Certificate (incorporated by reference to the Company's Registration Statement on Form 10).
10.1	Agreement between Ruhlman Motor Sports and Preformed Line Products Company dated December 31 2006, regarding sponsorship of racing car, filed herewith.
10.2	Preformed Line Products Company 1999 Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form 10).
10.3	Preformed Line Products Company Officers Bonus Plan, filed herewith.
10.4	Preformed Line Products Company Executive Life Insurance Plan – Summary (incorporated by reference to the Company's Registration Statement on Form 10).
10.5	Preformed Line Products Company Supplemental Profit Sharing Plan (incorporated by reference to the Company's Registration Statement on Form 10).
10.6	Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated December 30, 1994 (incorporated by reference to the Company's Registration Statement on Form 10).
10.7	Amendment to the Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated October 31, 2002 (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2003).
10.8	Preformed Line Products Company 1999 Employee Stock Option Plan Incentive Stock Option Agreement (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2004).
10.9	Retirement Agreement between Robert C. Hazenfield and Preformed Line Products Company dated December 19, 2005 (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2005).
10.10	Stock Purchase Agreement, dated March 22, 2007, by and among the Company and Claudia W. Goodreau, Kevin M. Goodreau, Dora Ely Randall and Jeffrey J. Randall to acquire Direct Power and Water Corporation (incorporated by reference to the Company's 10-Q filing for the quarter ended March 31, 2007).
10.11	Conditional Share Purchase Agreement, dated April 22, 2007, by and among the Company and BBO Spolka z o.o. to acquire a holding in Zaklady Wytworcze Sprzetu Sieciowego "Belos" SA (incorporated by reference to the Company's 10-Q filing for the three-month and six-month ended June 30, 2007).
10.12	Preformed Line Products Company Chief Executive Officer Bonus Plan, filed herewith.
14.1	Preformed Line Products Company Code of Conduct (incorporated by reference to the Company's 8-K current report filing dated August 6, 2007).
21	Subsidiaries of Preformed Line Products Company, filed herewith.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, filed herewith.
31.1	Certifications of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certifications of the Principal Financial Officer, Eric R. Graef, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.
32.2	Certification of the Principal Accounting Officer, Eric R. Graef, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.

Exhibit 10.1

PREFORMED LINE PRODUCTS

P.O. BOX 91129 • CLEVELAND, OHIO 44101 • (440) 461-5200

DENNIS McKENNA
VICE PRESIDENT
MARKETING AND BUSINESS DEVELOPMENT

Mr. Randy Ruhlman
Ruhlman Motor Sports
2403 Deer Track Lane
Greensboro, NC 27455

31 December 2006

Dear Randy,

This letter will confirm our return as your primary sponsor for the Grand American Road Racing Series in 2007. We are looking forward to continuing to build on your inaugural season with Grand American last year as well as working closely with your new team at Southard Motorsports.

As we discussed, PLP® is providing a total of $950,000 in sponsorship fees for the 2007 season. Enclosed is the first installment of $500,000. The payment schedule for the remainder of the 2007 sponsorship fee will be as follows:

February 2007:	**$250,000**
March 2007:	**$100,000**
April 2007:	**$100,000**

I once again look forward to working closely with you and Cristi to identify ways to continue to enhance the effectiveness and impact of the racing program for PLP. Racing provides us with a unique venue for strengthening our relationships with customers and all of us within the Marketing and Sales group look forward to working closely with you, Cristi and your new team in 2007

Best Regards,

Dennis F. McKenna
Vice President, Marketing and Business Development

cc: R.G. Ruhlman
E.R. Graef

Preformed Line Products Company

Officers Bonus Plan

Participants shall be employees of the Company who are Officers elected by the Board of Directors and who hold such office during any portion of the fiscal year for which payment is made.

At the end of each fiscal year, a bonus percentage will be determined based on the pretax profits of the Company as defined herein. If such profits are less than 4% of Average Net Worth, as defined herein, then no bonus payment will be made. If such profits are more than 4% of Average Net Worth, the bonus percentage will be determined as follows:

Pretax Profits as a % of Average Net Worth	Bonus at 85% Maximum payout
4.00 – 4.99%	30%
5.00 – 5.99%	35%
6.00 – 6.99%	40%
7.00 – 7.99%	45%
8.00 – 8.99%	50%
9.00 – 9.99%	55%
10.00 – 10.99%	60%
11.00 – 11.99%	65%
12.00 – 12.99%	70%
13.00 – 13.99%	75%
14.00 – 14.99%	80%
15.00 +	85%

The bonus amount for each Participant will be determined by applying the bonus percentage, as determined above, against the base salary earned by the individual that year during his/her period of participation in the Plan.

Pretax Profits for the purpose of this Plan shall mean the profits for such year determined in accordance with generally accepted accounting principles and practices applied consistently with previous years and before allowance for any federal and state income tax and before deduction of any amounts payable under this Plan as bonus or any other amount payable as the result of any payments under this Plan (including, but not limited to, payments made under the Profit-Sharing Plan and Trust).

Average Net Worth for the purposes of this Plan shall mean the arithmetical average of the Net Worth of the Company on the first and last day of the calendar year, excluding the cumulative foreign currency translation adjustment component thereof.

The Officers may estimate net profit for the year for the purpose of paying a portion of the bonus in December of such year. The balance due and payable, computed after the books have been closed and financial statements for such year have been compiled, shall be paid on or before March 15 of the following year.

If any Participant dies during any year for which a Bonus is paid, the Bonus which would have been due such Participant shall be paid to the spouse, or if the spouse should predecease him/her, to the living children equally, share and share alike. If there is no surviving spouse or living children, such payment shall be made to the living linear descendants, share and share alike. If there is not a surviving spouse or living children or linear descendants, such payment shall not be made.

If any Participant leaves the employ of the Company for any reason other than death or permanent disability, he/she shall forfeit any right to nay bonus applicable to the year in which such termination of employment occurred.

Effective December 19, 2007

/s/ Robert G. Ruhlman
Robert G. Ruhlman

Preformed Line Products Company

Chief Executive Officer Bonus Plan

The Participant shall be the Chief Executive Officer (CEO) as elected by the Board of Directors and who held such office during any portion of the fiscal year for which payment is made.

At the end of each fiscal year, a bonus percentage will be determined based on the pretax profits of the Company as defined herein. If such profits are less than 4% of Average Net Worth, as defined herein, then no bonus payment will be made. If such profits are more than 4% of Average Net Worth, the bonus percentage will be determined as follows:

Pretax Profits as a % of Average Net Worth	Bonus at 100% Maximum payout
4.00 – 4.99%	45%
5.00 – 5.99%	50%
6.00 – 6.99%	55%
7.00 – 7.99%	60%
8.00 – 8.99%	65%
9.00 – 9.99%	70%
10.00 – 10.99%	75%
11.00 – 11.99%	80%
12.00 – 12.99%	85%
13.00 – 13.99%	90%
14.00 – 14.99%	95%
15.00 +	100%

The bonus amount for the Participant will be determined by applying the bonus percentage, as determined above, against the base salary earned by the individual that year during his/her period of participation in the Plan.

Pretax Profits for the purpose of this Plan shall mean the profits for such year determined in accordance with generally accepted accounting principles and practices applied consistently with previous years and before allowance for any federal and state income tax and before deduction of any amounts payable under this Plan as bonus or any other amount payable as the result of any payments under this Plan (including, but not limited to, payments made under the Profit-Sharing Plan and Trust).

Average Net Worth for the purposes of this Plan shall mean the arithmetical average of the Net Worth of the Company on the first and last day of the calendar year, excluding the cumulative foreign currency translation adjustment component thereof.

The Officers may estimate net profit for the year for the purpose of paying a portion of the bonus in December of such year. The balance due and payable, computed after the books have been closed and financial statements for such year have been compiled, shall be paid on or before March 15 of the following year.

If any Participant dies during any year for which a Bonus is paid, the Bonus which would have been due such Participant shall be paid to the spouse, or if the spouse should predecease him/her, to the living children equally, share and share alike. If there is no surviving spouse or living children, such payment shall be made to the living linear descendants, share and share alike. If there is not a surviving spouse or living children or linear descendants, such payment shall not be made.

If any Participant leaves the employ of the Company for any reason other than death or permanent disability, he/she shall forfeit any right to any bonus applicable to the year in which such termination of employment occurred.

Effective December 19, 2007

/s/ Glenn Corlett
Glenn Corlett

PREFORMED LINE PRODUCTS COMPANY

SUBSIDIARIES

Domestic Subsidiaries:

Superior Modular Products Incorporated
Asheville, North Carolina

Direct Power and Water Corporation
Albuquerque, New Mexico

Foreign Subsidiaries:

Australia
Preformed Line Products (Australia) Ltd.
Sydney, Australia

Brazil
PLP-Produtos Para Linhas Preformados Ltd.
Sao Paulo, Brazil

Canada
Preformed Line Products (Canada) Ltd.
Cambridge, Ontario, Canada

China
Beijing PLP Conductor Line Products Co., Ltd.
Beijing, China

Mexico
Preformados de Mexico S.A. de C.V.
Queretaro, Mexico

Poland
PLP-Belos SA
Beilsko-Biala, Poland

South Africa
Preformed Line Products (South Africa) Pty. Ltd.
Pietermaritzburg, Natal
Republic of South Africa

Spain

APRESA – PLP Spain, S. A.
Sevilla, Spain

Thailand

Preformed Line Products (Asia) Ltd.
Bangkok, Thailand

United Kingdom

Preformed Line Products (Great Britain) Ltd.
Andover, Hampshire, England

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-73692 on Form S-8 for the Preformed Line Products Company Salaried Employees' Profit Sharing Plan and in Registration Statement No. 333-73690 on Form S-8 for the Preformed Line Products Company 1999 Employee Stock Option Plan of our report relating to the financial statements and financial statement schedule of Preformed Line Products Company dated April 4, 2008 (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the Company's adoption of new accounting standards in 2007 and 2006), and of our report dated April 4, 2008 relating to internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness), appearing in this Annual Report on Form 10-K of Preformed Line Products Company for the year ended December 31, 2007.

Cleveland, Ohio
April 4, 2008

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert G. Ruhlman, certify that:

1. I have reviewed this annual report on Form 10-K of Preformed Line Products Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 4, 2008

/s/ Robert G. Ruhlman

Robert G. Ruhlman
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric R. Graef, certify that:

1. I have reviewed this annual report on Form 10-K of Preformed Line Products Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 4, 2008

/s/ Eric R. Graef

Eric R. Graef

Vice President - Finance and Treasurer

(Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert G. Ruhlman, Chairman, President and Chief Executive Officer, of Preformed Line Products (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Annual Report on Form 10-K of the Company for the period ended December 31, 2007 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 4, 2008

/s/ Robert G. Ruhlman
Robert G. Ruhlman
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Preformed Line Products Company and will be retained by Preformed Line Products Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric R. Graef, Vice President-Finance and Treasurer, of Preformed Line Products (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Annual Report on Form 10-K of the Company for the period ended December 31, 2007 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 4, 2008

/s/ Eric R. Graef
Eric R. Graef
Vice President - Finance and Treasurer
(Principal Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Preformed Line Products Company and will be retained by Preformed Line Products Company and furnished to the Securities and Exchange Commission or its staff upon request.

MANUFACTURING OPERATIONS

2007 saw a great deal of change with regard to PLP's manufacturing operations. PLP was challenged with significant sales growth and responded with the enhancement of its systems to support customer expectations. Process changes were implemented and the deployment of lean tools to reduce cycle times, improve materials management and further develop the supply chain continued. This resulted in improved quality and reduced labor and overhead costs to help offset the continuing rise in material costs.

PLP also implemented a collaborative effort with its network of international subsidiaries to enhance worldwide manufacturing capabilities and product offerings across all global regions. In addition, PLP has shortened product development time and increased efficiency in the supply chain in order to meet escalating demand in our markets.

In 2007, the Company continued to invest in new technologies in manufacturing operations and workforce training in an effort to enhance overall efficiency. PLP has positioned itself for a continued assault on waste in a relentless pursuit for competitive advantage. Operations management now looks forward to continued change in global markets and responding by utilizing global manufacturing resources to produce products and provide services that help differentiate PLP from its competitors.



This Annual Report is dedicated to the memory of **John D. Drinko.**

Mr. Drinko served as a Board Member, mentor and friend of Preformed Line Products Company for more than 50 years. His dedication and service to the Company significantly contributed to its success over the years and the leadership and guidance he provided will be greatly missed.


COMMUNICATIONS


ENERGY


SPECIAL
INDUSTRIES



PREFORMED LINE PRODUCTS COMPANY CORPORATE INFORMATION

DIRECTORS

Robert G. Ruhlman
Chairman and CEO

Frank B. Carr
Private Investor

Glenn E. Corlett
Former Dean and Professor at the College of Business at Ohio University

Michael E. Gibbons
Sr. Managing Director, Brown Gibbons Lang & Company

R. Steven Kestner
Executive Partner, Baker & Hostetler LLP

John P. O'Brien
Managing Director of Inglewood Associates, Inc.

Barbara P. Ruhlman

Randall M. Ruhlman
President
Ruhlman Motor Sports

OFFICERS

Robert G. Ruhlman
Chairman, President and Chief Executive Officer

J. Cecil Curlee, Jr.
Vice President
Human Resources

Michael A. Fout
Vice President
Manufacturing

Eric R. Graef
Vice President
Finance and Chief Financial Officer

William H. Haag III
Vice President
International Operations

Dennis F. McKenna
Vice President
Marketing and Business Development

David C. Sunkle
Vice President
Research and Engineering

Caroline S. Vaccariello
General Counsel and Corporate Secretary

R. Steven Kestner
Assistant Secretary

DOMESTIC PLANT LOCATIONS

Arkansas
Rogers

North Carolina
Albemarle

SUBSIDIARIES

Superior Modular Products, Inc.
Asheville, North Carolina

Direct Power and Water Corporation
Albuquerque, New Mexico

INTERNATIONAL OPERATIONS

SUBSIDIARIES

Australia
Preformed Line Products (Australia) Ltd.
Sydney, Australia

Brazil
PLP-Produtos Para Linhas Preformados Ltd.
Sao Paulo, Brazil

Canada
Preformed Line Products (Canada) Ltd.
Cambridge, Ontario, Canada

China
Beijing PLP Conductor Line Products Co., Ltd.
Beijing, China

Mexico
Preformados de Mexico S.A. de C.V.
Querétaro, Mexico

Poland
PLP-Belos S.A.
Beilsko-Biala, Poland

South Africa
Preformed Line Products (South Africa) Pty. Ltd.
Pietermaritzburg, Natal
Republic of South Africa

Spain
APRESA—PLP Spain, S. A.
Sevilla, Spain

Thailand
Preformed Line Products (Asia) Ltd.
Bangkok, Thailand

United Kingdom
Preformed Line Products (Great Britain) Ltd.
Andover, Hampshire, England

AUDITORS

Deloitte & Touche LLP

REGISTRAR & TRANSFER AGENT

National City Bank
Corporate Trust Department
629 Euclid Avenue
Room 635
Cleveland, Ohio 44114

MAILING ADDRESS
P.O. Box 92301
Cleveland, Ohio 44101-4301

COMMON SHARES

PLP common shares are traded on the NASDAQ National Market under the ticker symbol: PLPC

CORPORATE HEADQUARTERS

Preformed Line Products Company
(an Ohio Corporation)
660 Beta Drive
Mayfield Village, Ohio 44143

MAILING ADDRESS:
P.O. Box 91129
Cleveland, Ohio 44101-4301

Telephone: 440.461.5200
Fax: 440.442.8816
Web Site: www.preformed.com
E-mail: inquiries@preformed.com

The Company has adopted a code of conduct. A copy of the code of conduct is posted on our Internet Site at www.preformed.com in our About Us section.

If you would like to receive an electronic copy of this or future Annual Reports of Preformed Line Products, go to www.preformed.com, click Investor Relations and follow the instructions; or e-mail us at inquiries@preformed.com.

PREFORMED LINE PRODUCTS COMPANY

660 Beta Drive Mayfield Village OH 44143
(440) 461-5200 www.preformed.com inquiries@preformed.com
Mailing Address: PO Box 91129 Cleveland, OH 44101

END